As filed with the Securities and Exchange Commission on July 29, 2015.

1933 Act File No. 333-176316

1940 Act File No. 811-22599

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☐ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☑ POST-EFFECTIVE AMENDMENT NO. 4

☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑ AMENDMENT NO. 9

AMERICAN REAL ESTATE INCOME FUND

Principal Executive Offices

405 Park Avenue, 14th Floor

New York, NY 10022

1-212-415-6500

Agent for Service

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

Copies of information to:

Peter M. Fass, Esq. Sandra M. Forman, Esq. Proskauer Rose LLP Eleven Times Square New York, NY 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	James A. Tanaka, Esq. RCS Capital 405 Park Avenue, 14th Floor New York, NY 10022 (212) 415-6500 Fax: (646) 861-7743

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check applicable box):

☐ when declared effective pursuant to section 8(c), or as follows:

☐ immediately upon filing pursuant to paragraph (b) of Rule 486.

☑ on August 1, 2015 pursuant to paragraph (b) of Rule 486.

☐ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PROSPECTUS	August 1, 2015

American Real Estate Income Fund

Shares of Beneficial Interest

$2,500 minimum purchase for regular accounts

$1,000 minimum purchase for retirement plan accounts

American Real Estate Income Fund (the “Fund”) is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus provides information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (the “SAI”) dated August 1, 2015, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The SAI is available upon request and without charge by writing the Fund at c/o RCS Advisory Services, LLC, 405 Park Avenue, New York, NY 10022, or by calling toll- free 1-866-271-9244. The table of contents of the SAI appears on page 53 of this prospectus. You may request the Fund’s SAI, annual and semi- annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-866-271-9244 or by visiting http:// www.arcincomefunds.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to generate income with capital appreciation as a secondary objective. The Fund pursues this objective through an investment strategy that concentrates on investments in the real estate industry. Under normal circumstances, the Fund will invest at least 80% of its assets in real-estate related investments, including securities issued by real estate funds that qualify as real estate investment trusts for Federal tax purposes (“REITs”).

Securities Offered. The Fund engages in a continuous offering of shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund has registered and is offering to sell, under the terms of this prospectus, 100,000,000 shares of beneficial interest, at the Fund’s daily net asset value per share (“NAV”) plus any applicable sales load. The initial offering price is $10.00 per share. The minimum initial investment by a shareholder is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100. The Fund is offering to sell its shares through Realty Capital Securities, LLC, its distributor. The distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares. During the continuous offering, shares will be sold at the NAV of the Fund next determined plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended, until the Fund has sold shares in an amount equal to approximately $1 billion. The Fund will make quarterly repurchase offers subject to certain conditions. See “Quarterly Repurchases of Shares.”

We do not currently intend to list our shares on any securities exchange. There is no secondary market for the Fund’s shares, and we do not expect that such a market will develop at this time. Your investment in the Fund will be illiquid. Before investing, you should therefore consider the following factors:

•	You may not have access to the money you invest for an extended period of time.
•	You may not be able to sell your shares at the time of your choosing regardless of how we perform.
•	Because you may not be able to sell your shares at the time of your choosing, you may not be able to reduce your exposure in a market downturn.

We have implemented a share repurchase program, but the Fund is only required to repurchase 5% of its outstanding shares per quarter. In addition, we may in the future determine to list the Fund’s shares on a public securities exchange, but even if an active secondary market in the Fund’s shares were to develop as a result, closed-end fund shares frequently trade at a discount from their NAV. Investing in the Fund involves a considerable degree of risk. See “Risk Factors” below.

Investment Advisor

SEL Asset Management, LLC (the “Advisor”)

Investment Sub-Advisor

National Fund Advisors, LLC (the “Sub-Advisor”)

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, if any. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and the accompanying prospectus supplement, if any. If anyone provides you with different or additional information, you should not rely on it. In the event of a conflict between this prospectus and the accompanying prospectus supplement, if any, the prospectus supplement shall govern. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, is accurate only as of the date of this prospectus or such prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since then. We will update these documents to reflect material changes as required by law.

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PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this Prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

The Fund. American Real Estate Income Fund is a continuously offered, non-diversified, closed-end management investment company. The Fund is an interval fund that offers to make quarterly repurchases of the Fund’s shares at net asset value per share (“NAV”). See “Quarterly Repurchases of Shares.” The Fund’s investments are managed by SEL Asset Management, LLC (the “Advisor”) and sub-advised by National Fund Advisors, LLC (the “Sub-Advisor”). See “Management of the Fund — Investment Advisor” and “Management of the Fund — Sub-Advisor”.

Investment Objective and Policies. The Fund’s investment objective is to generate income with capital appreciation as a secondary objective. The Fund will pursue this objective through an investment strategy that concentrates on investments in the real estate industry. See “Investment Objective, Policies and Strategies.”

Under normal circumstances, the Fund will invest at least 80% of its assets in real estate-related investments, including securities issued by real estate funds that qualify as real estate investment trusts for U.S. federal income tax purposes (“REITs”). Under normal circumstances, it is anticipated that approximately 40% to 60% of the Fund’s assets will be invested in securities of REITs that are not listed on a national securities exchange (“Non-Traded REITs”). Non-Traded REITs are illiquid investments. The remainder of the Fund’s assets will be invested in other real estate-related investments (including REITs that are listed on a national securities exchange (“Listed REITs”), convertible mortgage bonds and commercial mortgage-backed securities (“CMBSs”)) as well as other non-real estate-related investments, cash and cash equivalents.

The Fund invests without restriction as to an issuer’s market capitalization. In addition, the Fund may invest in fixed income securities of any quality, duration or maturity. Although the Fund expects that the effective duration of its portfolio of the fixed income securities will typically be less than 10 years, the Fund does not maintain a limit on the duration or dollar weighted average maturity of its fixed income portfolio. In addition, the Fund may invest in non-investment grade debt instruments (known as “high yield” or “junk” bonds), but the Fund will not invest in debt that are rated below BB by Standard & Poor’s or Fitch or below Ba2 by Moody’s or, if unrated, are determined by the Advisor or the Sub-Advisor, as the case may be, to be of less than equivalent credit quality.

The Fund may invest in securities that are primarily traded in overseas securities markets, but the Fund will not invest in emerging market securities. In addition, the Fund may invest in REITs that invest in overseas real estate markets, but the Fund will not invest in REITs that emphasize investments in emerging markets.

The Fund may sell securities short or take short positions in equity futures contracts to hedge the value of the Fund’s portfolio when the Advisor or the Sub-Advisor, as the case may be, believe that prices are likely to decline. The Fund may also write covered call options on its long security positions to generate additional returns. However, the Fund may not engage in naked short sales or other similar speculative securities transactions.

The Fund may employ leverage, including borrowing from banks, in an amount up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

In certain extreme circumstances or market environments, the Fund may reduce its holdings in real estate-related investments and hold a larger position in cash or cash equivalents and/or deviate from the allocations ranges described in this prospectus. As is always the case, the Fund may not be able to achieve its investment objective in such circumstances.

The Fund’s policy of investing, under normal circumstances, at least 80% of its assets in real estate-related investments is non-fundamental and may be changed without shareholder approval. However,

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shareholders of the Fund will be provided with not less than 60 days’ prior written notice of any change to this policy. The Statement of Additional Information contains a list of other fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

Investment Strategy. The Advisor is responsible for determining the overall allocation of the Fund’s portfolio. The Advisor will retain sole responsibility for managing that portion of the Fund’s portfolio that is invested in Non-Traded REITs and other illiquid securities. The Adviser may invest the Fund’s assets in any Non-Traded REIT that is consistent with the Fund’s investment strategy. However, it is anticipated that at least some portion of the Fund’s assets will be invested in Non-Traded REITs (“ARC REITs”) that are sponsored, organized or managed by AR Capital, LLC and its affiliates (“ARC”). This reflects the fact that ARC is a leading sponsor of Non-Traded REITs in the United States, so it is anticipated that at least some of the best investment opportunities available to the Fund from time to time will be ARC REITs. As of the date of this prospectus, ARC also sponsors a non-traded business development company (“BDC”) in which the Fund may invest. See “Risk Factors — Conflicts of Interest.” Responsibility for managing the remaining portion of the Fund’s portfolio, including the Fund’s investments in Listed REITs and CMBSs, is delegated to the Sub-Advisor. The Sub- Advisor has no role in determining which Non-Traded REITs or BDCs the Fund will invest in.

In general, the Advisor and the Sub-Advisor will seek to diversify the Fund’s assets across various sectors of the commercial real estate market. The Advisor and the Sub-Advisor may strategically rebalance the Fund’s investments according to the current market conditions, but will remain true to the Fund’s primary strategy of investing in a portfolio of real estate assets that is diversified across the various sectors of the commercial real estate market.

In selecting securities for investment, the Advisor and the Sub-Advisor assess the likely risks and returns of the different alternative investment opportunities and evaluate the potential correlation among the investments under consideration. The Advisor and the Sub-Advisor generally seek to invest in securities whose expected risk-adjusted returns are determined to be attractive and are likely to have low correlations to each other and to the broader securities markets. The Advisor and the Sub-Advisor may utilize various fundamental, technical and other related methodologies to determine the intrinsic value of a potential investment.

In general, the Advisor and the Sub-Advisor manage the Fund’s portfolio over a long-term investment horizon. The Fund will sell a security if, in the judgment of the applicable portfolio manager, the individual security’s total return potential has been met, the relevant issuer’s fundamentals deteriorate, or a more attractive investment opportunity is identified. See “Investment Strategy and Criteria Used in Selecting Investments.”

Investor Suitability. An investment in the Fund involves a considerable degree of risk. It is possible that you will lose money. An investment in the Fund should be viewed as a long-term investment, and is suitable only for investors who can bear the risks associated with the limited liquidity of an investment in the Fund. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Summary of Risk Factors.  Investing in the Fund is subject to various risks, including the risk that you may receive little or no return on your investment or that you may lose all or part of your investments. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. See “Risk Factors.”

Market Risk. An investment in the Fund is generally subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in the securities owned by the Fund. Like all financial instruments, the value of these securities may move up or down, sometimes rapidly and unpredictably. The value of your investment in the Fund at any point in time

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may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions. Although not exhaustive, the following is a description of the types of market risks that an investment in the Fund may be subject to:

•	Real Estate Industry Concentration. The Fund concentrates its investments in REITs and other investments relating to the real estate industry. As a result, the Fund’s portfolio will be significantly impacted by the performance of the real estate market generally, and the Fund may be exposed to greater risk and experience higher volatility than would a more diversified portfolio. Various factors may contribute to the risk of investing, directly or indirectly, in the commercial real estate industry. These include:

o	The volatility in the broader credit markets over the past several years has caused the global financial markets to become more volatile. The real estate industry has been dramatically impacted as a result. The confluence of the dislocation in the credit markets generally, along with the broad-based stress in the United States real estate industry, has created a difficult operating environment for owners and investors in real estate and investors should be aware that the general risks of investing in real estate may be magnified. In particular, recent instability in the United States, European and other credit markets has at times made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of real estate companies to finance real estate developments and projects or to refinance completed projects.

o	Certain commercial real estate companies engage in the development or construction of real estate properties. To the extent the Fund directly or indirectly invests in such companies, the Fund will be exposed to a variety of risks inherent in real estate development and construction.

o	Certain of the real estate companies in which the Fund may directly or indirectly invest may fail to carry comprehensive insurance, or the insurance that is in place may be insufficient or subject to various policy specifications, limits and deductibles.

o	Many real estate companies utilize a high degree of financial leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates.

o	In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a real estate company may be potentially liable for environmental issues.

There are also special risks associated with the particular commercial real estate sectors in which the Fund invests. These include:

o	Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

o	Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

o	Industrial properties are affected by the overall health of the economy and other factors such as downturns in the manufacturing, processing and shipping of goods.

o	The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs that may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

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o	Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local regulations governing the healthcare industry, continued availability of revenue from government reimbursement programs and competition on a local and regional basis.

o	The value and successful operation of a multifamily property may be affected by a number of factors, such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

o	Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by the bankruptcy of those tenants. Like other sectors of the commercial real estate industry, shopping centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Shopping center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

o	The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

•	REIT Risk. In addition to the general risks associated with investments in real estate discussed above, investing in REITs subjects the Fund to various risks. For example, changes in interest rates may make REIT shares less attractive than other income-producing investments. REITs are also subject to the following types of risks:

o	The value of the Fund’s investments in REITs and the ability to make distributions to its shareholders depend upon the ability of the tenants of the properties in which such REITs invest to generate enough income in excess of their operating expenses to make their lease payments.

o	Where REITs invest in properties with net leases, in addition to satisfying their rent obligations, tenants in such properties are responsible paying for many of the ordinary operating expenses of maintaining the property. However, the REITs may still be required to pay some extraordinary expenses, such as the costs of environmental liabilities, roof and structural repairs, insurance, certain non-structural repairs and maintenance. If such properties incur significant expenses that must be paid by such REITs under the terms of these leases, the REITs’ business, financial condition and results of operations will be adversely affected.

o	Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that an entity in which the Fund invests with the expectation that it will be taxed as a REIT will continue to qualify as a REIT. If this were to occur, the Fund would suffer adverse tax consequences.

o	Where investments are made in REITs, success may depend to a significant degree upon the contributions of certain of executive officers and other key personnel who may be difficult to replace. There can be no guarantee that all, or any particular one of, such key personnel, will remain affiliated with the REIT’s adviser.

o	Risks of the REITs encompasses the possibility of loss due to fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or simply poor investment judgment.

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o	Externally managed REITs may engage in internalization transactions and become self-managed. In such cases, certain key employees may not become REIT employees but may instead remain employees of the REIT’s former external adviser or its affiliates. An inability to manage an internalization transaction effectively could thus result in incurring excess costs and suffering deficiencies in disclosure controls and procedures for internal control over financial reporting.

o	Where the sponsor of a REIT has not made a substantial investment into such REIT, the Fund may be more likely to sustain a loss on its investment because the sponsor does not have as strong an economic incentive to avoid losses as does a sponsor who has made significant equity investments in its company.

o	Many sponsors of REITs sponsor multiple REITs, which may compete with each other in such a way that they may impact each other, and this may result in lower returns to the Fund than would an alternative unaffiliated direct real estate investment.

•	Non-Traded REITs. The Fund invests in Non-Traded REITs, many of which have limited operating histories and no secondary market for their shares. In addition to the general risks associated with investing in real estate and REITs described above, the following is a list of certain other risks associated with this type of investment:

o	By their very nature, Non-Traded REITs are illiquid investments, and it is unlikely that the Fund will be able to sell any of its investments in Non-Traded REITs promptly or at all.

o	Unlike Listed REITs, which typically construct their investment portfolios before offering shares to the public, Non-Traded REITs typically commence offering shares before or concurrently with the process of constructing their investment portfolios. As such, investments in Non-Traded REITs are generally considered to be “blind pool” offerings, and the Fund will not be able to evaluate or approve any future acquisitions to be made by such Non-Traded REIT after the Fund makes its investment. Instead, the Fund must rely on the management of a Non- Traded REIT to implement the REIT’s investment strategies effectively. A Non-Traded REIT’s ability to achieve its investment objectives will also depend on the amount raised in its offering, which may not be known at the time the Fund makes its investment.

o	Due to the fact that Non-Traded REITs are typically structured as “blind pool” offerings, the offering price for such REITs are typically established on an arbitrary basis, and such offering price bears no relationship to the Non-Traded REIT’s book or asset value or to any other established criteria for valuing issued or outstanding shares. Because the offering price is not based on any independent valuation, the offering price is not indicative of the proceeds the Fund would receive upon liquidation, and the actual value of the Fund’s investment may be substantially less than what it paid.

o	A Non-Traded REIT’s ability to achieve its investment objectives and to pay distributions is dependent upon the performance of its adviser in acquiring investments, selecting tenants for properties and securing independent financing arrangements.

o	A Non-Traded REIT could suffer from delays in locating suitable investments, particularly as a result of its reliance on its adviser at times when management of its adviser is simultaneously seeking to locate suitable investments for other affiliated programs.

o	In the case of Non-Traded REITs, there are many factors that can affect the availability and timing of cash distributions to shareholders. In the case of REITs with no prior operating history, there can be no assurance of the ability to pay or maintain current level of distributions or that distributions will increase over time.

o	Non-Traded REITs often reserve the right to make adjustments to their target portfolios based on real estate market conditions and investment opportunities, or to change their targeted investments and investment guidelines at any time, without the consent of their stockholders.

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This could result in the Fund’s investment in a Non-Traded REIT being different from, and possibly riskier than, the Fund’s expectations at the time the investment was made.

•	Fixed Income Securities. When the Fund invests in fixed income securities, the value of the Fund’s investment will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter- term securities. Although the Fund expects that the effective duration of its portfolio of the fixed income securities will typically be less than 10 years, the Fund does not maintain a limit on the duration or dollar weighted average maturity of its fixed income portfolio. At times, therefore, the Fund’s fixed income portfolio may be weighted towards instruments with longer maturities, increasing the Fund’s exposure to loss in the event of a rise in interest rates. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments).

•	Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities.

•	High Yield Securities. The Fund may invest in non-investment grade debt instruments (known as “high yield” or “junk” bonds), but the Fund will not invest in debt that is rated below BB by Standard & Poor’s or Fitch or below Ba2 by Moody’s or, if unrated, is determined by the Advisor or the Sub-Advisor, as the case may be, to be of less than equivalent credit quality. These bonds present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. Such securities may also be subject to resale restrictions. The lack of a liquid market for these bonds could decrease the price the Fund is able to realize upon the sale of such securities. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

•	Commercial Mortgage Backed Securities. CMBSs are bonds which evidence interests in, or are secured by, commercial mortgage loans. Accordingly, CMBSs are subject to all of the risks of the underlying mortgage loans. In a rising interest rate environment, the value of CMBSs may be adversely affected when payments on underlying mortgages do not occur as anticipated. The value of CMBSs may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBSs are subject to the credit risk associated with the performance of the underlying mortgage properties. CMBSs are also subject to several risks created through the securitization process.

•	Convertible Securities. Convertible securities are hybrid securities that have characteristics of both bonds and common stock and are subject to risks associated with both debt securities and equity securities. The market value of convertible securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities are also subject to credit risk and prepayment or redemption risk. In addition, the Fund may invest in convertible securities rated less than investment grade (which are sometimes referred to as “high yield” or “junk” bonds), but the Fund will not invest in convertible securities that are rated below BB by Standard & Poor’s or Fitch or below Ba2 by Moody’s or, if unrated, are determined by the Advisor or the Sub-Advisor, as the case may be, to be of less than equivalent credit quality. Convertible securities also have characteristics similar to common stock especially when their conversion value is the same as the value of the bond or preferred share.

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•	Preferred Securities. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights.

•	BDC Risk. The Fund may invest in listed and non-traded BDCs. BDCs generally invest in less mature private companies or thinly-traded US public companies, which involve greater risk than investments in well-established publicly-traded companies. The Fund will indirectly bear its proportionate share of any management and other operating expenses and of any performance-based or incentive fees charged by the BDC in which it invests. A BDC’s incentive fee may be very high, vary from year to year and be payable even if the value of the BDC’s portfolio declines over a given time period. Incentive fees may create an incentive for a BDC’s manager to make investments that are riskier or more speculative that would be the case in the absence of such compensation arrangements. In addition, they may also encourage a BDC’s manager to use leverage to increase the return on the BDC’s investments. The use of leverage magnifies gains and losses on the amount invested and increases the risk associated with investing in a BDC. A BDC may make investments with a greater degree of risk of volatility and loss of principal than other investment options and may also be highly speculative and aggressive. To the extent the Fund invests in non-traded BDCs, such investments are by their very nature illiquid, and it is unlikely that the Fund would be able to sell any of its investments in non-traded BDCs promptly or at all. Even if the Fund is able to sell its shares in a non-traded BDC, it is likely that the Fund would have to sell them at a substantial discount to the price it paid for the shares.

•	Derivatives Risk. Although not expected to be a major focus of the Fund’s investment program, the Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed. A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or can suddenly become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or if the Advisor or Sub-Advisor, as the case may be, evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. For example:

o	The use of equity futures exposes the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying the futures contracts.

o	Selling covered call options will limit the Fund’s gain, if any, on its underlying securities. The Fund continues to bear the risk of a decline in the value of its underlying securities.

o	Option premiums are treated as short-term capital gains and when distributed to shareholders, are usually taxable as ordinary income, which may have a higher tax rate than long-term capital gains for shareholders holding Fund shares in a taxable account.

The use of derivatives by the Fund could subject the Fund to regulation by the CFTC as a commodity pool requiring compliance with certain CFTC rules. However, the Fund intends to conduct its operations so as to avoid regulation as a commodities pool.

•	Short Sale Risk. The Fund’s Advisor and Sub-Advisor currently intend only to sell short securities or take short positions in equity futures contracts to hedge the value of the Fund’s portfolio when the Advisor or Sub-Advisor, as the case may be, believes that equity prices and/or real estate-related security prices are likely to decline. The Fund’s Advisor and Sub-Advisor do not currently intend to engage in naked short sales or other similar speculative securities transactions. However, to the extent the Fund engages in short sales, the Fund will incur a loss as a result of a short position if the price of the security sold short increases between the date of the short position sale and the date

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on which the Fund purchases an offsetting position. The Fund will incur borrowing and dividend expense on securities sold short. Positions in shorted securities are speculative and more risky than “long” positions (purchases) because the cost of the replacement security is unknown. The Fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the Fund’s overall potential for loss. Market factors may prevent the Fund from closing out a short position at the most desirable time or at a favorable price.

•	Medium and Small-Capitalization Company Risk. The Fund concentrates its investments in real estate industry securities. Many issuers of real estate securities are medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

•	Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. The Fund may employ hedging techniques to minimize these risks, but there can be no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective. The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities.

•	Foreign Real Estate Investment Risk. The Fund may acquire REITs and other real estate-related securities that hold real property or other real estate assets located outside the United States. As a result, the Fund may be subject to foreign taxation, subjecting the Fund and its investors to potentially adverse tax consequences, reduced distributions from the Fund and potentially higher administrative costs.

Fund Structure Risk. In addition to the market risks described above, investing through the Fund may subject investors to other risks that are inherent in the structure of the Fund itself. These include the following:

•	Limited Liquidity. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly offers to repurchase shares at NAV. Under current regulations, such offers must be for not less than 5% of the Fund’s shares outstanding on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s shares outstanding, in the sole discretion of the Fund’s Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

•	Restricted and Illiquid Investments Involve the Risk of Loss. The Fund’s investments are also subject to liquidity risk, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. The Advisor may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

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•	Non-Diversification. The Fund is classified as a non-diversified management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a diversified management investment company. Accordingly, the Fund may be subject to greater risk, because the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company.

•	Leverage. The Fund may employ leverage. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

•	Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Advisor’s and the Sub-Advisor’s judgments about the attractiveness, value and potential appreciation of particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

•	Risk of Investing in Funds not Registered Under the 1940 Act. A substantial portion of the REITs and other investment vehicles in which the Fund may invest are not subject to registration or regulation under the 1940 Act. As a result, the Fund’s investments will not be subject to certain protections afforded to investors under the 1940 Act. These protections include, but are not limited to, certain corporate governance standards, as well as statutory protections against self-dealing and leverage limitations. The Fund will normally not invest more than 15% of its total assets in private funds that rely on the exemption from registration under either section 3(c)(1) or 3(c)(7) of the 1940 Act, but this restriction will not apply to the Fund’s investments in REITs, which generally rely on a separate exemption from registration under the 1940 Act.

•	Difficulty in Ascertaining Valuations. The value of the Fund’s investments will be difficult to ascertain and the valuations provided by the Advisor and the Sub-Advisor in respect of the Fund’s investments will likely vary from the amounts the Fund would receive upon sale or disposition of its investments. In particular, the Fund’s ownership interest in Non-Traded REITs and BDCs will be difficult to ascertain, and the Fund will depend heavily on the Advisor’s professional judgment to ascertain a valuation for the Fund’s investments in these vehicles. Such valuations involve subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. See “Determination of Net Asset Value.”

•	FINRA Risk. Non-traded REITs have historically disclosed a per share estimated value of their shares based on the current public offering price of the shares, without taking into account sales commissions, dealer manager fees, and offering and organization expenses until the completion of the offering period. As required by recent amendments to rules promulgated by FINRA, non-traded REITs must disclose an estimated per share value of their shares based on a valuation no later than 150 days following the second anniversary of the date on which they break escrow in the public offering. An amendment to NASD Rule 2340 will take effect on April 11, 2016, and if non-traded REITs have not yet disclosed an estimated net asset value per share before the amended rule takes effect, then stockholders’ customer account statements may include a value per share that is less than the non-traded REITs’ offering price because the amendment requires the “value” on the customer account statement to be either the appraised value or the “net investment,” which must reflect the offering price less up-front underwriting compensation and certain organization and offering expenses. It is not yet clear whether this rule amendment will change the valuation methodologies utilized by registered investment companies that invest in non-traded REITs. If the value of non-traded REITs by registered investment companies is determined in a manner consistent with brokers’ customer account statement obligations, the Fund’s reported NAV will decrease and the Fund’s ability to market its shares could be negatively affected.

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•	Fees Associated with Investments. By investing in REITs BDCs and other investment vehicles indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses — at the Fund level and the underlying investment vehicle level. The Fund may also invest in REITs or other investment vehicles that invest in other investment vehicles, thereby subjecting the Fund, and Fund shareholders, to additional layers of fees. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

•	Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.

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•	Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Advisor or the Sub-Adviser, as applicable, would otherwise liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchases by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchases of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Conflicts of Interest. In addition to the market and fund structure risks described above, the Fund’s service providers are subject to various potential conflicts of interest that may create incentives to act in ways that are contrary to the best interests of the Fund and its shareholders, including the potential conflicts of interest described below. A number of procedures and controls have been put in place to prevent this from happening. However, there can be no assurance that these measures will be completely effective.

•	Conflicts Associated with Investments in ARC REITs. The Fund may invest in any REIT or other investment vehicle that is consistent with the Fund’s investment strategy, based on the Advisor’s and/or Sub-Advisor’s assessment of the investment opportunities available to the Fund from time to time. However, it is anticipated that at least some portion of the REITs in which the Fund will invest may include Non-Traded REITs (“ARC REITs”) sponsored, organized and managed by AR Capital, LLC and its affiliates (“ARC”). ARC is a leading participant in the Non-Traded REIT industry. As of the date of this prospectus, ARC also sponsors a non-traded BDC in which the Fund may invest (together with the ARC REITs, the “ARC Funds”). ARC has a significant economic and business interest in the operations of the Fund. For example, the Sub-Advisor is a wholly-owned subsidiary of ARC. In addition, the Fund’s Distributor, Administrator and Transfer Agent are all under common control with ARC. In addition, ARC played a significant role in the formation of the Fund, and a representative of ARC (Mr. John H. Grady) is a trustee of the Fund and the Chairman of the Board. Mr. Nicholas S. Schorsch and Mr. William M. Kahane are each considered to be a control person of ARC and its affiliates. Steps have been taken to mitigate any potential conflict of interest arising from the Fund’s relationship with ARC. In particular:

o	Any investments in ARC Funds by the Fund will be controlled by the Fund’s Advisor, which shall retain sole investment discretion over the Fund’s investments in Non-Traded REITs and BDCs. The Advisor is an independent entity that is not affiliated with ARC. The Sub-Advisor will have no role in determining which Non-Traded REITs and BDCs the Fund will invest in.

o	In addition, the trustees that are not “interested persons” (as defined under the 1940 Act) of the Fund (the “Independent Trustees”) will periodically review the Fund’s investments in the ARC Funds and reaffirm that such investments remain in the Fund’s best interests.

o	With the exception of Mr. Grady, the other two trustees of the Fund are Independent Trustees.

•	Risks Associated with Key Personnel. Certain of the Fund’s trustees and other key personnel and their respective affiliates are also key personnel, general partners and sponsors of other real estate programs, including the ARC Funds, and may have other investment interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Fund and these other activities. If this occurs, returns on the Fund’s

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investments may suffer. In addition, these individuals may owe fiduciary duties to the ARC Funds and their investors, which fiduciary duties may conflict with the duties that they owe to the Fund and its investors. Their loyalties to these other entities could result in actions or inactions that are detrimental to the Fund, which could harm the implementation of the Fund’s investment strategy and its investment and allocation opportunities.

•	Impact of Affıliated Entities on Fees. The Fund has attempted to structure its fees in a manner that is intended to provide incentives to the Advisor, the Sub-Advisor and its service providers to perform in the best interests of the Fund and its shareholders. For example, the Advisor’s and the Sub-Advisor’s fees are based on NAV, and not on the cost or book value of the Fund’s investments. Because these fees are based on NAV, the Advisor and the Sub-Advisor will benefit from the Fund’s beneficial interests having a higher NAV. Therefore, the Advisor and the Sub-Advisor have an incentive to cause NAV to be higher. In that regard, the Advisor and the Sub-Advisor could be motivated to recommend riskier or more speculative investments, in order for the Fund to generate the specified levels of performance or investment goals that would entitle the Advisor or the Sub- Advisor to increased fees.

•	Risks Associated with Lack of Independent Counsel. Proskauer Rose LLP acts as legal counsel to the Fund and also represents ARC, some of the ARC REITs and some of their affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Proskauer Rose LLP may be precluded from representing any one or all such parties. If any situation arises in which the Fund’s interests appear to be in conflict with those of the Advisor, ARC or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Proskauer Rose LLP may inadvertently act in derogation of the interest of the parties which could affect the Fund’s ability to meet its investment objectives.

•	Other Conflicts of Interest. As a general matter, other conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Advisor and the Sub-Advisor have adopted policies and procedures designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

Investment Advisor, Sub-Advisor and Fee. The Advisor was formed in November, 2012 and commenced operations in February 2014. The Advisor was formed for the purpose of providing investment management services to registered investment vehicles. As of July 24, 2015, the Advisor has $6.28 million in assets under management. The Advisor is entitled to receive a monthly fee at the annual rate of 1.10% of the Fund’s daily net assets. The Advisor’s portfolio manager for the Fund has over 11 years of experience in the financial services industry, including more than 7 years analyzing and investing in real estate industry securities.

The Sub-Advisor was formed in December 2011 and commenced operations in May 2013. The Sub-Advisor was formed for the purpose of providing investment management services to registered investment vehicles. As of July 24, 2015, the Sub-Advisor had approximately $100.1 million in assets under management. The Sub-Advisor currently manages four registered open-end mutual funds, which focus on income-related investments in the BDC, equity and real estate industry. As of July 24, 2015, those funds had approximately $71 million in assets under management. The Fund is the Sub-Advisor’s first initiative in the closed-end fund marketplace.

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The Sub-Advisor is entitled to receive a monthly fee at the annual rate of 1.00% of the Fund’s daily net assets attributable to that portion of the Fund’s portfolio that has been allocated to the Sub-Advisor by the Advisor. The Sub-Advisor’s fee is paid by the Advisor out of the fee the Advisor receives from the Fund, and does not impact the Fund’s expenses. The Sub-Advisor’s portfolio manager who is responsible for managing the portion of the Fund’s assets allocated to the Sub-Advisor by the Advisor has over 24 years of experience in the financial services industry, including more than 19 years analyzing and investing in real estate industry securities. However, he has no prior experience managing a registered closed-end investment company.

The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”), under which the Advisor has agreed contractually to waive its fees and to pay or absorb the direct, ordinary operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses), to the extent that they exceed 1.40% per annum of the Fund’s average daily net assets excluding the management and shareholder servicing fees (the “Expense Limitation”) through June 10, 2016.  In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the Expense Limitation in place at the time the fees being repaid were waived, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement may be terminated by the Fund’s Board at any time without penalty or automatically upon termination of the Advisory Agreement on 60 days written notice to the Advisor. The Expense Limitation Agreement may be renewed at the Advisor’s and Board’s discretion. See “Management of the Fund — Estimated Fund Expenses.”

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of not less than 5% of the Fund’s outstanding shares on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire to sell in a quarterly repurchase offer, although each shareholder will have the right to require the Fund to purchase at least 5% (or up to 25%, as determined by the Board) of such shareholder’s shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Quarterly Repurchases of Shares.”

Distribution Policy. The Fund intends to make a distribution each quarter to its shareholders of the net investment income of the Fund after payment of Fund operating expenses. The distribution rate may be modified by the Board from time to time. See “Distribution Policy”.

The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less shareholders’ assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his or her shares, and may cause the shareholder to pay taxes even if he or she sells the shares for less than the original purchase price. The distribution policy may also cause the Fund to sell a security at a time it would not otherwise do so to manage the distribution of income and gain. If the Fund’s investments are delayed, the initial distribution may consist primarily of return of capital. See “US Federal Income Tax Matters”.

U.S. Federal Income Tax Summary. The Fund has elected to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to U.S. federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution

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requirements. The Advisor believes that the income from the REIT entities in which the Fund will invest would typically comply with the regulated investment company 90% investment income requirement under the Code, as described in this prospectus and the Statement of Additional Information. Because many of the Fund’s REIT investments will make distributions in excess of their taxable income, it is expected that a portion of such distributions will constitute a non-taxable return of capital. To the extent that the distributions from a particular REIT exceed the Fund’s tax basis in the REIT shares, the Fund generally will recognize capital gain. Shareholders of the Fund may also receive distributions that constitute a non-taxable return of capital. Shareholders of the Fund who receive such a distribution will reduce the tax basis in their Fund shares but not below zero. To the extent that such a distribution exceeds a shareholder’s tax basis in Fund shares, such shareholder generally will recognize a capital gain. An issuer, obligor or guarantor of debt instruments the Fund invests in may be unable to make payments of interest. In such case the Fund may be required to accrue interest income even though no payments are being received by the Fund. This could affect the Fund’s ability to satisfy the distribution requirements of the Code and shareholders will be allocated income attributable to any such debt instrument without the corresponding cash available for distribution. However, the impact of having to accrue income without cash may be offset by REIT investments that make distributions in excess of their taxable income. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Administrator, Accounting Agent and Transfer Agent. RCS Advisory Services, LLC (the “Administrator”) serves as the administrator of the Fund. American National Stock Transfer, LLC will serve as the Transfer Agent for the Fund. Gemini Fund Services, LLC (“GFS”) serves as the Fund’s sub-administrator, fund accounting agent and sub-transfer agent. See “Management of the Fund.”

Custodian. MUFG Union Bank, N.A. (“Union Bank”) serves as the Fund’s custodian. See “Management of the Fund.”

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SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses Maximum Sales Load (as a percent of offering price)(1)	6.00%
Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a percent of proceeds)	2.00%

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.10%
Interest Payments on Borrowed Funds	0.00%
Other Expenses	28.55%
Shareholder Servicing Expenses	0.25%
All Non-Shareholder Servicing Other Expenses	28.30%
Acquired Fund Fees and Expenses(2)	0.24%
Total Annual Expenses(3)	29.89%
Fee Waiver and Reimbursement	(27.15)%
Total Annual Expenses (after fee waiver and reimbursement)	2.74%

(1)	Purchases of $1,000,000 or more may be subject to a contingent deferred sales charge on shares redeemed during the first 12 months after their purchase in the amount of the commissions paid on those shares redeemed.

(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other funds and pooled investment vehicles (including REITs). The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3)	The Advisor and the Fund have entered into the Expense Limitation Agreement, under which the Advisor has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses), to the extent that they exceed 1.40% per annum of the Fund’s average daily net assets excluding management and shareholder servicing fees (the “Expense Limitation”) through June 10, 2016. In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the Expense Limitation in place at the time the fees being repaid were waived, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement may be terminated by the Fund’s Board at any time without penalty or automatically upon the termination of the Advisory Agreement. The Expense Limitation Agreement may be renewed at the Advisor’s and the Board’s discretion. See “Management of the Fund.”

The Summary of Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of shares if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Plan of Distribution — Purchasing Shares” starting on page 47 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$860	$5,266	$7,751	$10,198

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee.

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However, if shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by GFS, currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The table below sets forth financial data for one share of beneficial interest outstanding throughout the period presented.

Period Ended March 31, 2015[1]

Net asset value, beginning of period	$10.00

Activity from investment operations:
Net investment income[2]	(0.01)
Net realized and unrealized loss on investments	1.10
Total from investment operations	1.09

Less distribution from:
Net investment income	(0.17)
Total distributions	(0.17)

Net asset value, end of period	$10.92

Total return[3,4,7]	10.59%

Net assets at end of period (000s)	$5,700

Ratio of gross expenses to average net assets[5,6]	29.65%
Ratio of net expenses to average net assets[5]	2.50%
Ratios of net investment income to average net assets[5]	(0.27)%

Portfolio Turnover Rate[4]	66%

1	Inception of the Fund is May 5, 2014; the commencement of operations and start of performance is October 1, 2014.
2	Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
3	Total returns shown exclude the effect of applicable sales loads/redemption fees. If the Adviser did not reimburse/waive a portion of the Fund’s expenses, total return would have been lower.
4	Not Annualized.
5	Annualized.
6	Represents the ratio of expenses to average net assets net of fee waivers and/or expense reimbursements by the Adviser.
7	Had the Adviser not made a capital contribution, total return would have been 10.34%.

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THE FUND

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operating as an interval fund. The Fund was organized as a Delaware statutory trust on March 23, 2011. The Fund’s principal office is located at c/o RCS Advisory Services, LLC, 405 Park Avenue, New York, NY 10022, and its telephone number is 1-212-415-6500. The Fund’s investments are managed by SEL Asset Management, LLC (the “Advisor”), and a portion of the Fund’s assets are managed on a day-to-day basis by National Fund Advisors, LLC (the “Sub-Advisor”).

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt by the Fund. Subject to Expense Limitation Agreement discussed in “Management of the Fund — Estimated Fund Expenses” below, the Fund pays organizational costs and its offering expenses incurred with respect to its initial and continuous offering. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to generate income, with capital appreciation as a secondary objective. The Fund will pursue this objective through an investment strategy that concentrates on investments in the real estate industry. Under normal circumstances, the Fund will invest at least 80% of its assets in real estate-related investments, including securities issued by real estate funds that qualify as REITs for U.S. Federal tax purposes. Under normal circumstances, it is anticipated that approximately 40% to 60% of the Fund’s assets will be invested in securities of REITs that are not listed on a national securities exchange (“Non-Traded REITs”) Non-Traded REITs are illiquid investments. The remainder of the Fund’s assets will be invested in other real estate-related investments (including securities of REITs that are listed on a national securities exchange (“Listed REITs”), convertible mortgage bonds and commercial mortgage-backed securities (“CMBSs”)) as well as non-real estate-related investments, cash and cash equivalents.

The Fund invests without restriction as to an issuer’s market capitalization. In addition, the Fund may invest in debt securities of any quality, duration or maturity. Although the Fund expects that the effective duration of its portfolio of the fixed income securities will typically be less than 10 years, the Fund does not maintain a limit on the overall duration or dollar weighted average maturity of its fixed income portfolio. In addition, the Fund may invest in non-investment grade debt instruments (known as “high yield” or “junk” bonds), but the Fund will not invest in debt that is rated below BB by Standard & Poor’s or Fitch or below Ba2 by Moody’s or, if unrated, is determined by the Advisor or the Sub-Advisor, as the case may be, to be of less than equivalent credit quality.

Duration is a measure of the price volatility of a debt security as a result of changes in market interest rates, based on the average weighted timing of the security’s expected principal and interest payments.

Duration is expressed as a number of years, but differs from maturity in that it considers a debt security’s yield, coupon payments, principal payments and call features in addition to the amount of time until the debt security matures. As the value of a debt security changes over time, so will its duration. Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. The longer the duration, the more susceptible the Fund’s portfolio of debt securities will be to changes in interest rates. For example, if interest rates increase by 1%, the value of the Fund’s portfolio of debt securities having a duration of 5 years would decrease by approximately 5%. Conversely, if the duration of the Fund’s portfolio of debt securities was 10 years, the same increase in interest rates would be expected to result in a 10% decrease of the value of the Fund’s portfolio of debt securities.

The Fund may invest in securities that are primarily traded in overseas securities markets, but the Fund will not invest in emerging market securities. In addition, the Fund may invest in REITs that invest

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in overseas real estate markets, but the Fund will not invest in REITs that emphasize investments in emerging markets.

The Fund may sell securities short or take short positions in equity futures contracts to hedge the value of the Fund’s portfolio when the Advisor or the Sub-Advisor, as the case may be, believes that equity prices and/or real estate-related security prices are likely to decline. Short sales involve the sale of a security which the Fund does not own in hopes of purchasing the same security at a later date at a lower price. To make delivery to the buyer, the short seller must borrow the security, and is obligated to return the security to the lender, which is accomplished by a later purchase of the security. The Fund may also write covered call options on long positions to generate additional returns. However, the Fund may not engage in naked short sales or other similar speculative securities transactions, and derivatives will not be used to speculate on a decline in the value of equities.

The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

In certain extreme circumstances or market environments, the Fund may reduce its investment in real estate-related investments and hold a larger position in cash or cash equivalents and/or deviate from the allocations ranges described in this prospectus. As is always the case, the Fund may not be able to achieve its investment objective in such circumstances.

The Fund’s policy of investing, under normal circumstances, at least 80% of its assets in real estate-related investments is non-fundamental and may be changed without shareholder approval. However, shareholders of the Fund will be provided with not less than 60 days’ prior written notice of any change to this policy. The Statement of Additional Information contains a list of other fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

Investment Strategy and Criteria Used in Selecting Investments

The Fund’s Advisor is responsible for the determining the overall allocation of the Fund’s portfolio. The Advisor retains sole responsibility for managing that portion of the Fund’s portfolio that is invested in Non-Traded REITs and other illiquid securities. The Advisor may invest the Fund’s assets in any Non-Traded REIT that is consistent with the Fund’s investment strategy. However, it is anticipated that at least some portion of the Fund’s assets will be invested in Non-Traded REITs (“ARC REITs”) that are sponsored, organized and managed by AR Capital, LLC and its affiliates (“ARC”). This reflects that fact that ARC is a leading sponsor of Non-Traded REITs in the United States, so it is anticipated that at least some of the best investment opportunities available to the Fund from time to time will be ARC REITs. As of the date of this prospectus, ARC also sponsors a non-traded business development company (“BDC”) in which the Fund may invest  (together with the ARC REITs, the “ARC Funds”). See “Risk Factors — Conflicts of Interest.” Responsibility for managing the remaining portion of the Fund’s portfolio, including the Fund’s investments in Listed REITs and CMBSs, will be delegated to the Sub-Advisor. The Sub-Advisor has no role in determining which Non-Traded REITs or BDCs the Fund will invest in.

In general, the Advisor and the Sub-Advisor will seek to diversify the Fund’s assets across various sectors of the commercial real estate market, (including retail, office, industrial, hotel, healthcare, multifamily, shopping centers and self-storage). The Advisor and the Sub-Advisor may strategically rebalance the Fund’s investments according to the current market conditions, but will remain true to the Fund’s primary strategy of investing in a portfolio of real estate assets that is diversified across the various sectors of the commercial real estate market.

In selecting securities under their respective management responsibilities, the Advisor and the Sub-Advisor each assess the likely risks and returns of the different alternative investment opportunities

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and evaluate the potential correlation among the investments under consideration. The Advisor and the Sub- Advisor will generally seek to invest in securities whose expected risk-adjusted returns are determined to be attractive and are likely to have low correlations among each other and with the broader securities markets. The Advisor and the Sub-Advisor may utilize various fundamental, technical and other related methodologies to determine the intrinsic value of a potential investment. In addition, the Advisor and the Sub-Advisor consider the following factors in determining whether to invest in the following types of securities:

•	Non-Traded REITs: The investment criteria the Advisor uses to select the Non-Traded REITs include evaluating the strength of the sponsor and management. From an operations perspective, the Advisor will focus on the investment merits of the specific property type in which a given Non-Traded REIT focuses; stability of income; distribution yield and distribution coverage from operations. From a financing perspective, the Advisor will focus on availability of debt and equity financing and target leverage levels of each Non-Traded REIT. Finally, the Advisor will focus on the potential for a value-add liquidity event following the close of the offering.

Listed REITs: The investment criteria the Sub-Advisor uses to select Listed REITs on a macro level will include relative attractiveness of Listed REITs to the broader market, the impact of the debt capital markets on Listed REIT equities, and the supply and demand of commercial real estate overall and within certain property types. On a micro level, the Sub-Advisor will focus on the attractiveness of the property type; quality and historic success of management; relative multiple as well as yield analysis on a stock within a sector; whether a Listed REIT equity is trading at a premium or discount to its NAV (based upon fair asset value calculations of each such REIT); and both internal (same store growth) and external (acquisitions and development) growth prospects to drive earnings growth. A portion of the Fund’s investments will consist of Listed REIT common stock, but the Fund may also invest in Listed REIT preferred stock and debt. Listed REIT preferred equity historically trades at a higher yield and has a lower risk profile than common equity, but also has a lower capital gain potential unless it trades at a discount to par. This split will allow the Fund to focus on both the high growth opportunities presented by investments in Listed REIT common stock and the high current income associated with Listed REIT preferred equity.

•	Other Income-Producing Securities. In addition to REITs, the Fund also intends to invest in other income producing securities related to real estate. This portion of the Fund’s portfolio could include, but is not limited to, commercial mortgage-backed securities, convertible mortgage bonds, secured property level debt, unsecured notes, unsecured notes and preferred equity convertible into common equity and preferred equity. In selecting such investments, the Sub-Advisor will look at both current income opportunities and the ability to acquire debt or preferred equity at a discount to face value.

The Sub-Advisor may invest the Fund’s cash balances in any investments it deems appropriate. The Sub- Advisor expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempts to respond to adverse market, economic, political or other conditions. During such times, the Advisor may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. As is always the case, the Fund may not be able to meet its investment objectives in such circumstances.

In general, the Advisor and the Sub-Advisor will manage the Fund’s portfolio over a long-term time investment horizon. The Fund will sell a security if, in the judgment of the applicable portfolio manager, the individual security’s total return potential has been met, the relevant issuer’s fundamentals deteriorate, or a more attractive investment opportunity is identified.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. It is anticipated that the Fund’s portfolio turnover rate will ordinarily be between 25% and 75%. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly

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from year to year and will not be a limiting factor when the Advisor (or, as appropriate, the Sub-Advisor), deems changes appropriate. For the fiscal year ended March 31, 2015, the Fund’s portfolio turnover rate was 66%. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Advisor (or, as applicable, Sub-Advisor), investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Statement of Additional Information.

There can be no assurance as to what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Portfolio Investments

Real Estate Investment Trusts. REITs are pooled investment vehicles that invest primarily in income- producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans With Disabilities Act, increasing competition, compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. As REITs generally pay a higher rate of dividends than most other operating companies, to the extent application of the Fund’s investment strategy results in the Fund investing in REIT shares, the percentage of the Fund’s dividend income received from REIT shares will likely exceed the percentage of the Fund’s portfolio that is comprised of REIT shares.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in REIT preferred stock. Preferred stock is a security that pays dividends at a specified rate and generally has a preference over common stock in the payment of dividends and the liquidation of assets. This means that an issuer must generally pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders generally must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stock pays a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stock is generally more sensitive to changes in interest rates than the market value of common stock. In this respect, preferred stock share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stock are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers such as the Fund under Rule 144A under the Securities Act of 1933, as amended.

REIT Debt. The Fund may also invest in REIT debt, including both current income opportunities and the ability to acquire debt or preferred equity at a discount to face value. REIT preferred equity

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historically trades at a higher yield and has a lower risk profile than common equity, but also has a lower capital gain potential unless it trades at a discount to par.

Commercial Mortgage-Backed Securities. The Advisor may also invest the Fund’s assets in CMBSs. CMBSs are bonds which evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. They are used primarily to provide liquidity for the Fund.

Business Development Companies. The Fund may also invest in business development companies (“BDCs”). BDCs are a special form of investment company under the Federal securities laws whose principal business is to invest in, lend capital to or provide services to privately-held companies or thinly-traded U.S. public companies. BDCs are subject to an alternative regulatory regime under the 1940 Act. BDCs may either be listed and publicly traded on a national stock exchange (“Listed BDCs”) or not listed on a national stock exchange (“Non-Traded BDCs”). Non-Traded BDCs are illiquid investments. The Fund’s investments in any Non-Traded BDCs will be managed by the Advisor. Depending on the nature of the BDC’s underlying investments, the Fund’s investments in a BDC may be treated as either real estate-related or non real estate- related investments for purposes of the Fund’s policy of investing at least 80% of its assets in real estate-related investments.

RISK FACTORS

An investment in the Fund’s shares is subject to various risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisers before deciding whether to invest in the Fund.

Market Risk

An investment in the Fund is generally subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an indirect investment in the securities owned by the Fund. Like all financial instruments, the value of these securities may move up or down, sometimes rapidly and unpredictably. The value of your investment in the Fund at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Although not exhaustive, the following is a description of the types of market risks that an investment in the Fund may be subject to:

•	Real Estate Industry Concentration. The Fund concentrates its investments in REITs and other income producing investments relating to the real estate industry. As a result, the Fund’s portfolio may be significantly impacted by the performance of the real estate market generally, and the Fund may be exposed to greater risk and experience higher volatility than would a more diversified portfolio. In particular, the value of the Fund’s shares will be affected by factors generally affecting the value of real estate and the earnings of companies engaged in the real estate industry. These include, among others: (i) changes in general economic and market conditions; (ii) risks related to local economic conditions, overbuilding and increased competition; (iii) increases in property taxes and operating expenses; (iv) changes in zoning laws; (v) casualty and condemnation losses; (vi) variations in rental income, neighborhood values or the appeal of property to tenants; (vii) the availability of financing; and (viii) changes in interest rates. The value of investments in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to the broader securities markets in general.

Other factors may contribute to the risk of investing, directly or indirectly, in the commercial real estate industry. These include:

o	Current Adverse Economic Conditions. The volatility in the broader credit markets over the past several years has caused the global financial markets to become more volatile. The real estate industry has been dramatically impacted as a result. The confluence of the

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dislocation in the credit markets generally, along with the broad-based stress in the United States real estate industry, has created a difficult operating environment for owners and investors in real estate and investors should be aware that the general risks of investing in real estate may be magnified.

In addition, instability in the United States, European and other credit markets has at times made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of real estate companies to finance real estate developments and projects or to refinance completed projects.

Development Risks. Certain commercial real estate companies engage in the development or construction of real estate properties. To the extent the Fund directly or indirectly invests in such companies, the Fund will be exposed to a variety of risks inherent in real estate development and construction. These include the risk that there will be insufficient tenant or consumer demand to occupy newly developed properties or produce the revenues needed to make the development project successful, the risk that prices of construction materials or construction labor may rise materially during the development, and the risk that other legal, regulatory, economic or other factors beyond the real estate company’s control will adversely affect the viability of a development project.

o	Lack of Insurance. Certain of the real estate companies in which the Fund may directly or indirectly invest may fail to carry comprehensive liability, fire, flood, earthquake, extended coverage and rental loss insurance, or the insurance that is in place may be insufficient or subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, a real estate company could lose its investment in, and anticipated profits and cash flows from, a number of properties. As a result, the Fund’s investment performance may be adversely affected.

o	Financial Leverage. Many real estate companies utilize a high degree of financial leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. In addition, the financial covenants associated with borrowings may limit a real estate company’s flexibility and adversely affect its ability to operate effectively.

o	Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a real estate company may be considered an owner, operator or responsible party of such properties and may therefore be potentially liable for environmental issues, including removal or remediation costs, governmental fines and liabilities for injuries to persons and property, as well as other costs. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such real estate company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

There are also special risks associated with the particular commercial real estate sectors in which the Fund invests. These include:

o	Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

o	Offıce Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

o	Industrial Properties. Industrial properties are affected by the overall health of the economy

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and other factors such as downturns in the manufacturing, processing and shipping of goods.

o	Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs that may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

o	Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

o	Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors, such as the location of the property, the ability of the management team, the level of mortgage interest rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

o	Shopping Centers. Shopping center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss, including the loss of revenue from smaller tenants with co-tenancy rights. Like others in the commercial real estate industry, shopping centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Shopping center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

o	Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

•	REIT Risk. In addition to the general risks associated with investments in real estate discussed above, investing in REITs subjects the Fund to various risks. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon the management skills of their advisors, may not be diversified and are subject to the risks of financing projects. Changes in interest rates may make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

o	Dependence on Tenants. The value of the Fund’s investments in REITs and the ability to make distributions to its shareholders depend upon the ability of the tenants of the properties in which such REITs invest to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of a REIT’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to such REIT’s portfolio companies and, consequently, the Fund.

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o	Risks of Investing in Net-Leased Real Estate. Where REITs invest in properties with net leases, in addition to satisfying their rent obligations, tenants in such properties are responsible for the payment of real estate taxes, insurance and ordinary maintenance and repairs. However, under the provisions of future leases with such tenants, the REITs may be required to pay some expenses, such as the costs of environmental liabilities, roof and structural repairs, insurance, certain non-structural repairs and maintenance. If such properties incur significant expenses that must be paid by such REITs under the terms of these leases, the REITs business, financial condition and results of operations will be adversely affected and the amount of cash available to meet expenses and to make distributions to holders of their common stock may be reduced.

o	Tax Risk. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will always qualify as REITs. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders, and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to continue to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent that the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a non-taxable return of capital, Fund distributions to shareholders may also include a non-taxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent that the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

o	Key Personnel Risk. Where investments are made in REITs, success may depend to a significant degree upon the contributions of certain of executive officers and other key personnel who may be difficult to replace. There can be no guarantee that all, or any particular one of such key personnel, will remain affiliated with the REIT’s adviser. If any of such key personnel were to cease their affiliation with the REIT’s adviser, operating results could suffer. Further, separate key person life insurance may not be maintained on such key personnel. The future success of such REITs depends, in large part, upon their adviser’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and there can be no assurance of success in attracting and retaining such skilled personnel. If such key personnel are lost or their services are unable to obtain, the ability to implement investment strategies could be delayed or hindered, and the value of the Fund’s investment may decline.

o	Management Risk. Risks of the REITs encompasses the possibility of loss due to fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or simply poor investment judgment.

o	Internalization Risk. Externally managed REITs may engage in internalization transactions and become self-managed. In such cases, certain key employees may not become REIT employees but may instead remain employees of the REIT’s former external adviser or its affiliates. An inability to manage an internalization transaction effectively could thus result in incurring excess costs and suffering deficiencies in disclosure controls and procedures for internal control over financial reporting. Such deficiencies could create additional costs, and management’s attention

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could be diverted from most effectively managing investments, which could result in the REIT being sued and incurring litigation-associated costs in connection with the internalization transaction.

o	Sponsor Risks. Where the sponsor of a REIT has not made a substantial investment into such REIT, the Fund may be more likely to sustain a loss on its investment because the sponsor does not have as strong an economic incentive to avoid losses as does a sponsor who has made significant equity investments in its company. Therefore, if the REIT is successful in raising enough proceeds to be able to reimburse the sponsor for significant organization and offering expenses, the sponsor will have little exposure to loss in the value of the REIT’s shares. Without this exposure, the Fund may be at a greater risk of loss because the sponsor may have less to lose from a decrease in the value of its shares as does a sponsor that makes more significant equity investments in its company.

o	Risks of Investments in REITs Whose Management Sponsor Multiple Funds. Many sponsors of REITs sponsor multiple REITs, which may compete with each other in such a way that they may impact each other, and this may result in lower returns to the Fund than would an alternative unaffiliated direct real estate investment. The Fund cannot be sure that officers and key personnel acting on behalf of the REITs in which the Fund invests will always act in the best interests of the Fund when deciding whether to make a real estate investment. The Fund will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making its investment. The Fund cannot guarantee that the affiliations among the REITs in which the Fund invests, the advisers and any other REITs managed by the adviser will not impact the Fund’s operations, returns, investment goals or investment strategy.

•	Non-Traded REITs. The Fund invests in Non-Traded REITs, many of which have limited operating histories and no secondary market for their shares. In addition to the general risks associated with investing in real estate and REITs described above, the following is a list of certain other risks associated with this type of investment:

o	Illiquidity. By their very nature, Non-Traded REITs are illiquid investments, and it is unlikely that the Fund would be able to sell any of its investments in Non-Traded REITs promptly or at all. Even if the Fund is able to sell its shares in a Non-Traded REIT, it is likely that the Fund would have to sell them at a substantial discount to the price it paid for the shares. Because a substantial portion of the Fund’s assets are invested in Non-Traded REITs, there is an increased risk that the Fund may be forced to dispose of other investments at unfavorable times or prices in order to satisfy its obligations than would be the case if the Fund invested in a more liquid portfolio.

o	Blind Pool Offering Risk. Unlike Listed REITs, which typically construct their investment portfolios before offering shares to the public, Non-Traded REITs typically commence offering shares before or concurrently with the process of constructing their investment portfolios. As such, while the Fund may be able to evaluate any information about a Non-Traded REIT existing portfolio that is publicly available before making an investment, the Fund will not be able to evaluate or approve any future acquisitions to be made by such Non-Traded REIT after the Fund makes its investment. Instead, the Fund must rely on the management of a Non-Traded REIT to implement the REIT’s investment strategies effectively. A Non-Traded REIT’s ability to achieve its investment objectives will also depend on the amount raised in its offering, which may not be known at the time the Fund makes its investment.

o	Location of Suitable Investment Risk. A Non-Traded REIT’s ability to achieve its investment objectives and to pay distributions is dependent upon the performance of its adviser in acquiring investments, selecting tenants for properties and securing independent financing arrangements. The Fund will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning a REIT’s investments. The Fund must rely entirely on the management ability of the REIT’s board of directors. The Advisor cannot be sure that such advisers will be successful in obtaining suitable investments on financially attractive terms or that, if such investments are made, that the REIT’s goals and objectives will be achieved.

o	Delays in Suitable Investments. A Non-Traded REIT could suffer from delays in locating

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suitable investments, particularly as a result of its reliance on its adviser at times when management of its adviser is simultaneously seeking to locate suitable investments for other affiliated programs. Delays encountered in the selection, acquisition and/or development of income-producing properties, likely would adversely affect such REIT’s ability to make distributions and the value of overall returns. Generally, such REITs may fund distributions of unlimited amounts from any source, including borrowing funds, using proceeds from this offering, issuing additional securities or selling assets in order to fund distributions if they are unable to make distributions with cash flows from operations. If such delays are encountered, all or a substantial portion of distributions may be paid from offering proceeds or from borrowings in anticipation of future cash flow, which may constitute a return of the Fund’s capital. In particular, where properties are acquired prior to the start of construction or during the early stages of construction, it typically will take several months to complete construction and rent available space. Therefore, the Fund could suffer delays in the receipt of cash distributions attributable to those particular properties.

o	Distribution Risk. In the case of Non-Traded REITs, there are many factors that can affect the availability and timing of cash distributions to shareholders. Distributions will be based principally on cash available from such REITs’ operations. The amount of cash available for distributions is affected by many factors, such as ability to buy properties as offering proceeds become available, rental income from such properties and operating expense levels, as well as many other variables. Actual cash available for distributions may vary substantially from estimates. In the case of REITs with no prior operating history, there can be no assurance of the ability to pay or maintain current level of distributions or that distributions will increase over time. There can be no assurance that rents from the properties will increase, that the securities such REITs buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties, mortgage, bridge or mezzanine loans or any investments in securities will increase cash available for distributions to shareholders. Actual results may differ significantly from the assumptions used by the REITs board of directors in establishing the distribution rate to shareholders. Such REITs may not have sufficient cash from operations to make a distribution required to qualify for or maintain REIT status. Such REITs may pay distributions from unlimited amounts of any source, including borrowing funds, offering proceeds, issuing additional securities or selling assets.

•	Fixed Income Securities. When the Fund invests in fixed income securities, the value of the Fund’s investment will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Although the Fund expects that the effective duration of its portfolio of the fixed income securities will typically be less than 10 years, the Fund does not maintain a limit on the overall duration or dollar weighted average maturity of its fixed income portfolio. At times, therefore, the Fund’s fixed income portfolio may be weighted towards instruments with longer maturities, increasing the Fund’s exposure to loss in the event of a rise in interest rates. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

•	Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

•	High Yield Securities. The Fund may invest in non-investment grade debt instruments (known as “high yield” or “junk” bonds), but the Fund will not invest in debt that is rated below BB by

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Standard & Poor’s or Fitch or below Ba2 by Moody’s or, if unrated, is determined by the Advisor or the Sub-Advisor, as the case may be, to be of less than equivalent credit quality. These present a significant risk for loss of principal and interest. They may offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. If that happens, the value of the bond may decrease, the Fund’s share price may decrease and its income may be reduced. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Such securities also may include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the price the Fund is able to realize upon the sale of such securities. Investments in high yield securities are considered primarily speculative with respect to the issuer’s continuing ability to make principal and interest payments.

•	Commercial Mortgage Backed Securities. CMBSs are bonds which evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, CMBSs in which the Fund invests are subject to all of the risks of the underlying mortgage loans. In a rising interest rate environment, the value of CMBSs may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term investment. The value of CMBSs may also change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBSs are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third party guarantees or other forms of credit support can reduce the credit risk. CMBSs are also subject to several risks created through the securitization process. Subordinate CMBSs are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate CMBSs will not be fully paid. Subordinate securities of CMBSs are also subject to greater credit risk than those CMBSs that are more highly rated.

•	Convertible Securities. Convertible securities are hybrid securities that have characteristics of both bonds and common stock and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of convertible securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Convertible securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund. In addition, the Fund may invest in convertible securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds” but the Fund will not invest in convertible securities that are rated below BB by Standard & Poor’s or Fitch or below Ba2 by Moody’s or, if unrated, are determined by the Advisor or the Sub-Advisor, as the case may be, to be of less than equivalent credit quality. These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stock especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

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•	Preferred Securities. There are various risks associated with investing in preferred securities, including credit risk, interest rate risk, deferral and omission of distributions, subordination to bonds and other debt securities in a company’s capital structure, limited liquidity, limited voting rights and special redemption rights.

•	BDC Risk. The Fund may invest in Listed and Non-Traded BDCs. BDCs generally invest in less mature private companies or thinly-traded US public companies, which involve greater risk than investments in well-established publicly-traded companies. The Fund will indirectly bear its proportionate share of any management and other operating expenses and of any performance-based or incentive fees charged by the BDC in which it invests. A BDC’s incentive fee may be very high, vary from year to year and be payable even if the value of the BDC’s portfolio declines over a given time period. Incentive fees may create an incentive for a BDC’s manager to make investments that are riskier or more speculative that would be the case in the absence of such compensation arrangements. In addition, they may also encourage a BDC’s manager to use leverage to increase the return on the BDC’s investments. The use of leverage magnifies gains and losses on the amount invested and increases the risk associated with investing in a BDC. A BDC may make investments with a greater degree of risk of volatility and loss of principal than other investment options and may also be highly speculative and aggressive. To the extent the Fund invests in Non-Traded BDCs, such investments are by their very nature illiquid, and it is unlikely that the Fund would be able to sell any of its investments in Non-Traded BDCs promptly or at all. Even if the Fund is able to sell its shares in a Non-Traded BDC, it is likely that the Fund would have to sell them at a substantial discount to the price it paid for the shares. Under certain restrictions set forth in the 1940 Act, the Fund may not acquire more than 3% of the outstanding voting stock of any single BDC (or other investment company) or invest more than 5% of its total assets in any single BDC (or other investment company). In addition, the Fund may not invest more than 10% of its total assets (determined as of the time of an investment) in BDCs (and other investment companies).

•	Derivatives Risk. Although not expected to be a major focus of the Fund’s investment program, the Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed. A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or can suddenly become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or if the Advisor or Sub-Advisor, as the case may be, evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. For example:

o	The use of equity futures exposes the Fund to additional risks that it would not be subject to if it invested directly in the securities underlying the futures contracts.

o	Selling covered call options will limit the Fund’s gain, if any, on its underlying securities. The Fund continues to bear the risk of a decline in the value of its underlying securities.

o	Option premiums are treated as short-term capital gains and when distributed to shareholders, are usually taxable as ordinary income, which may have a higher tax rate than long-term capital gains for shareholders holding Fund shares in a taxable account.

The use of derivatives by the Fund could subject the Fund to regulation by the CFTC as a commodity pool requiring compliance with certain CFTC rules. However, the Fund intends to conduct its operations so as to avoid regulation as a commodities pool.

•	Short Sale Risk. The Fund will incur a loss as a result of a short sale position if the price of the security sold short increases between the date of the short position sale and the date on which the Fund purchases an offsetting position. The Fund will incur borrowing and dividend expense on

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securities sold short. Positions in shorted securities are speculative and more risky than “long” positions (purchases) because the cost of the replacement security is unknown. Therefore, the potential loss on an uncovered short sale is unlimited, whereas the potential loss on long positions is limited to the original purchase price. In contrast to the Fund’s long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Fund’s short positions is unlimited; however, the Fund will be in compliance with Section 18(f) of the 1940 Act, to ensure that a Fund shareholder will not lose more than the amount invested in the Fund. The Fund’s long positions could decline in value at the same time that the value of the short positions increase, thereby increasing the Fund’s overall potential for loss. Market factors may prevent the Fund from closing out a short position at the most desirable time or at a favorable price.

•	Medium and Small Capitalization Company Risk. The Fund concentrates its investments in real estate industry securities. Many issuers of real estate securities are medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels, and financial or managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. The Fund does not maintain a policy limiting its ability to invest in medium or small capitalization companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Advisor to sell at times and at prices that the Advisor believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth, and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

•	Foreign Investment Risk. Foreign securities may be issued and traded in foreign currencies. As a result, changes in exchange rates between foreign currencies may affect their values in U.S. dollar terms. For example, if the value of the U.S. dollar goes up, compared to a foreign currency, a loan payable in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. The Fund may employ hedging techniques to minimize these risks, but the Fund can offer no assurance that the Fund will, in fact, hedge currency risk or, that if the Fund does, such strategies will be effective.

The political, economic, and social structure of some foreign countries may be less stable and more volatile than those in the United States. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. A government may take over assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for us to vote proxies, exercise stockholder rights, and pursue legal remedies with respect to foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of our investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and to take into account with respect to the Fund’s investments in foreign securities. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers may be less than in the United States. The procedures and rules governing foreign transactions and custody

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(holding of the Fund’s assets) may involve delays in payment, delivery or recovery of money or investments. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies, and some countries may lack uniform accounting and auditing standards. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. Dividend and interest income from foreign securities may be subject to withholding taxes by the country in which the issuer is located, and the Fund may not be able to pass through to its shareholders foreign tax credits or deductions with respect to these taxes.

•	Foreign Real Estate Investment Risk. The Fund may acquire REITs holding real property or other real estate-related assets located outside the United States and may invest in stock or other securities of entities owning real property or other real estate-related assets located outside the United States. As a result, the Fund may be subject to foreign (i.e., non-U.S.) income taxes, trade taxes, value-added taxes, stamp taxes, real property conveyance taxes, withholding taxes and other foreign taxes or similar impositions in connection with the Fund’s ownership of foreign real property or foreign securities. The country in which the real property is located may impose such taxes regardless of whether the Fund profitable and in addition to any U.S. income tax or other U.S. taxes imposed on profits from the Fund’s investments in such real property or securities. As a result, you may be subject to taxes imposed by the foreign country plus any U.S. federal income taxes imposed on taxable income from any foreign real property or foreign securities. If a foreign country imposes income taxes on profits from the Fund’s investment in foreign real property or foreign securities, the Fund and its shareholders may not be eligible to claim a foreign tax credit on the Fund or such shareholder’s U.S. federal income tax returns to offset the income taxes with the taxes paid to the foreign country. However, there is no guarantee that tax credits will be available or that they will fully eliminate the double taxation of a given real property or other security. The imposition of any foreign taxes in connection with the Fund’s ownership and operation of foreign real property or the Fund’s investment in securities of foreign entities will reduce the amounts distributable to its shareholders. Similarly, the imposition of withholding taxes by a foreign country will reduce the amounts distributable to the Fund’s shareholders. The Fund expects that the organizational costs associated with non-U.S. investments, including costs to structure the investments so as to minimize the impact of foreign taxes, will be higher than those associated with U.S. investments. Moreover, the Fund may be required to file income tax or other information returns in foreign jurisdictions as a result of the Fund’s investments made outside of the United States. Any organizational costs and reporting requirements will increase the Fund’s administrative expenses. You are urged to consult with your own tax advisors with respect to the impact of applicable non-U.S. taxes and tax withholding requirements on an investment in the Fund’s common stock.

Fund Structure Risk

In addition to the market risks described above, investing through the Fund may subject to investors to other risks that are inherent in the structure of the Fund itself. These include the following:

Limited Liquidity. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund does not expect that a secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly offers to repurchase shares at NAV. Under current regulations, such offers must be for not less than 5% of the Fund’s shares outstanding on the repurchase request deadline. The Fund may increase the size of these offerings to up to 25% of the Fund’s shares outstanding, in the sole discretion of the Fund’s Board, but it is not expected that the Board will do so. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer.

•	Restricted and Illiquid Investments Involve the Risk of Loss. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at

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unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of Non-Traded REITs, Non-Traded BDCs, companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

•	Non-Diversification. The Fund is classified as a non-diversified management investment company under the 1940 Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a diversified management investment company. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s properties and services. Accordingly, the Fund may be subject to greater risk, because the Fund’s performance may be more sensitive to any single economic, business, political or regulatory occurrence than the value of shares of a diversified investment company because as a non-diversified fund, the Fund may invest more than 5% of its total assets in the securities of one or more issuers.

•	Leverage. The Fund may employ leverage. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. The use of leverage via short selling and short positions in futures contracts will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

•	Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Advisor’s and Sub-Advisor’s judgments about the attractiveness, value and potential appreciation of particular real estate segment and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

•	Risk of Investing in Funds not Registered Under the 1940 Act. A substantial portion of the REITs and other investment vehicles in which the Fund invests are not subject to registration or regulation under the 1940 Act. As a result, the Fund’s investments will not be subject to certain protections afforded to investors under the 1940 Act. These protections include, but are not limited to, certain corporate governance standards, as well as statutory protections against self-dealing and leverage limitations. The Fund will not invest more than 15% of its total assets in private funds that rely on the exemption from registration under either section 3(c)(1) or 3(c)(7) of the 1940 Act, but this restriction will not apply to the Fund’s investments in REITs, which generally rely on a separate exemption from registration under the 1940 Act.

•	Difficulty in Ascertaining Valuations. The value of the Fund’s investments may be difficult to ascertain and the valuations provided by the Advisor in respect of the Fund’s investments can likely vary from the amounts the Fund would receive upon sale or disposition of its investments. In particular, while the valuation of the Fund’s holdings in Listed REITS and other publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in Non-Traded REITs and BDCs may be difficult to ascertain, and the Fund will depend heavily on the Advisor’s professional judgment to ascertain a valuation for the Fund’s investments in these vehicles. Such valuations involve subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. See “Determination of Net Asset Value.”

•	FINRA Risk. Non-traded REITs have historically disclosed a per share estimated value of their shares based on the current public offering price of the shares, without taking into account sales commissions, dealer manager fees, and offering and organization expenses until the completion of the offering period. As required by recent amendments to rules promulgated by FINRA, non-traded REITs must disclose an estimated per share value of their shares based on a valuation no later than 150 days following the second anniversary of the date on which they break escrow in the public offering. An amendment to NASD Rule 2340 will take effect on April 11, 2016, and if non-traded REITs have not yet disclosed an estimated net asset value per share before the amended rule takes effect, then stockholders’ customer account statements may include a value per share that is less than the non-traded REITs’ offering price

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because the amendment requires the “value” on the customer account statement to be either the appraised value or the “net investment,” which must reflect the offering price less up-front underwriting compensation and certain organization and offering expenses. It is not yet clear whether this rule amendment will change the valuation methodologies utilized by registered investment companies that invest in non-traded REITs. If the value of non-traded REITs by registered investment companies is determined in a manner consistent with brokers’ customer account statement obligations, the Fund’s reported NAV will decrease and the Fund’s ability to market its shares could be negatively affected.

•	Fees Associated with Investments. By investing in REITs, BDCs and other investment vehicles indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses — at the Fund level and the underlying investment vehicle level. The Fund may also invest in REITs and other investment vehicles that invest in other investment vehicles, thereby subjecting the Fund, and Fund shareholders, to additional layers of fees. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund. See “Conflicts of Interest.”

•	Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.

•	Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Advisor otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Advisor may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchases of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Conflicts of Interest

In addition to the market and fund structure risks described above, the Fund’s service providers are subject to various potential conflicts of interest that may create incentives to act in ways that are contrary to the best interests of the Fund and its shareholders, including the potential conflicts of interest described below. A number of procedures and controls have been put in place to prevent this from happening. However, there can be no assurance that these measures will be completely effective.

•	Conflicts Associated with Investments in ARC REITS. The Fund may invest in any REIT or other investment vehicle that is consistent with the Fund’s investment strategy, based on the Advisor’s and/or Sub-Advisor’s assessment of the investment opportunities available to the Fund from time to time. However, it is anticipated that at least some portion of the REITs in which the Fund invests may include Non-Traded REITs (“ARC REITs”) sponsored, organized or managed by AR Capital, LLC and its affiliates (“ARC”). ARC is a leading participant in the Non-Traded REIT industry. As of December 31, 2014, for example, ARC was the leading sponsor and distributor of non-traded REITs in the United States with a market share of approximately 40% of the capital raised by Non-Traded REITs in 2014. ARC also sponsors a Non-Traded BDC in which the Fund may invest (together with the ARC REITs, the “ARC Funds”). ARC has a significant economic and business interest in the operations of the Fund. For example, National Fund Advisors, LLC, the Fund’s Sub- Advisor, is a wholly-owned subsidiary of ARC. In addition, Realty Capital Securities, LLC, the Fund’s Distributor, RCS Advisory Services, LLC, the Fund’s

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Administrator, and American National Stock Transfer, LLC, the Fund’s transfer agent, are all under common control with ARC. In addition, ARC played a significant role in the formation of the Fund, and a representative of ARC (Mr. John H. Grady) is a trustee of the Fund and the Chairman of the Board. Mr. Nicholas S. Schorsch and Mr. William M. Kahane are each considered to be a control person of ARC and its affiliates. Steps have been taken to mitigate any potential conflicts of interest arising from the Fund’s relationship with ARC. In particular:

o	Any investments in an ARC Fund by the Fund are controlled by SEL Asset Management, LLC, the Fund’s Advisor, which retains sole investment discretion over the Fund’s investments in Non-Traded REITs and BDCs. The Advisor is an independent entity that is not affiliated with ARC. The Sub-Advisor has no role in determining which Non-Traded REITs or BDCs the Fund will invest in.

o	In addition, the Independent Trustees of the Fund periodically review the Fund’s investments in the ARC Funds and reaffirm that such investments remain in the Fund’s best interests.

o	With the exception of Mr. Grady, the other two trustees of the Fund are independent persons of both the Advisor and ARC.

•	Risks Associated with Key Personnel. Certain of the Fund’s trustees and other key personnel and their respective affiliates are also key personnel, general partners and sponsors of other real estate programs, including the ARC Funds, and may have other investment interests as well. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Fund and these other activities. If this occurs, returns on the Fund’s investments may suffer. In addition, these individuals may owe fiduciary duties to the ARC Funds their shareholders and limited partners, which fiduciary duties may conflict with the duties that they owe to the Fund and its investors. Their loyalties to these other entities could result in actions or inactions that are detrimental to the Fund, which could harm the implementation of the Fund’s investment strategy and its investment and allocation opportunities.

•	Impact of Affiliated Entities on Fees. The Fund has attempted to structure its fees in a manner the intended to provide incentives to the Advisor, the Sub-Advisor and its service providers to perform in the best interests of the Fund and its shareholders. For example, the Advisor’s and the Sub-Advisor’s fees are based on NAV, and not on the costs or book value of the Fund’s investments. Because these fees are based on NAV, the Advisor and the Sub-Advisor benefit from the Fund’s beneficial interests having a higher NAV. Therefore, the Advisor and the Sub-Advisor have an incentive to cause NAV to be higher. In that regard, the Advisor and the Sub-Advisor could be motivated to recommend riskier or more speculative investments, in order for the Fund to generate the specified levels of performance or investment goals that would entitle the Advisor or the Sub- Advisor to increased fees.

•	Risks Associated with Lack of Independent Counsel. Proskauer Rose LLP acts as legal counsel to the Fund and also represents ARC, some of the ARC REITs and some of their affiliates. There is a possibility in the future that the interests of the various parties may become adverse and, under the Code of Professional Responsibility of the legal profession, Proskauer Rose LLP may be precluded from representing any one or all such parties. If any situation arises in which the Fund’s interests appear to be in conflict with those of the Advisor, ARC or its affiliates, additional counsel may be retained by one or more of the parties to assure that their interests are adequately protected. Moreover, should a conflict of interest not be readily apparent, Proskauer Rose LLP may inadvertently act in derogation of the interest of the parties which could affect the Fund’s ability to meet its investment objectives.

•	Other Conflicts of Interest. As a general matter, other conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might

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include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any). The Advisor has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

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MANAGEMENT OF THE FUND

Trustees and Officers

The trustees of the Fund are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment advisor, sub-advisor and other service providers. The Fund’s Board of Trustees (the “Board”) is comprised of four individuals, three of who are considered independent or “non-interested” trustees under the 1940 Act. The names and business addresses of the trustees and officers of the Fund, their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the Statement of Additional Information.

Investment Advisor

SEL Asset Management, LLC, located at 1235 Westlakes Drive, Suite 295, Berwyn, PA 19312, serves as the Fund’s investment advisor. The Advisor is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, as amended. The Advisor is a Delaware limited liability company formed in November 2012. The Advisor commenced operations in February 2014. As of July 24, 2015, the Advisor had $6.28 million in assets under management. The Advisor was formed for the purpose of providing investment management services to registered investment vehicles. The Fund is the Advisor’s first initiative in the closed end marketplace. As such, the Advisor currently has no assets under management. Neither the Advisor nor its controlling persons have previously advised a registered investment company. James J. Laman and Bradford W. Stanley are the Managing Members of the Advisor. Mr. Laman also serves as the Advisor’s Chief Compliance Officer. The Advisor’s principals own and/or manage several businesses and professional firms, including The Stanley Laman Group and the Laman Law Firm.

Under the general supervision of the Fund’s Board, the Advisor carries out the investment and reinvestment of the net assets of the Fund, furnishes a continuous investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In particular, the Advisor is responsible for the determining the overall allocation of the Fund’s portfolio. The Advisor retains sole responsibility for managing that portion of the Fund’s portfolio that is invested in Non-Traded REITs, Non- Traded BDCs and other illiquid securities. Responsibility for managing the remaining portion of the Fund’s investments in Listed REITs, CMBSs and other liquid investments will be delegated to the Sub-Advisor. The Advisor compensates all Advisor personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Advisor as compensation under the Advisory Agreement a monthly management fee computed at the annual rate of 1.10% of the Fund’s average daily net assets. The Advisor may employ research services and service providers to assist in the Advisor’s market analysis and investment selection.

A discussion regarding the basis for the Board’s initial approval of the Fund’s Investment Advisory and Sub-Advisory Agreement is available in the Fund’s March 31, 2015 annual report to shareholders.

Investment Sub-Advisor

National Fund Advisors, LLC, located at 405 Park Avenue, New York, NY 10022, serves as the Fund’s investment sub-advisor. The Sub-Advisor is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, as amended. The Sub-Advisor is a Delaware limited liability company formed in June 2011 for the purpose of providing investment management services to registered investment vehicles. The Sub-Advisor commenced operations in May 2013. As of July 24, 2015, the Sub-Advisor had approximately $100.1 million in assets under management. The Sub-Advisor currently manages four registered open-end mutual funds, which focus on income-related investments in the BDC, equity and real estate industry. As of July 24, 2015, those funds had approximately $71 million in assets under management. The Fund is the Advisor’s first initiative in the closed-end fund marketplace. The Sub-Advisor is a wholly-owned subsidiary of ARC. John H. Grady and Christopher Pike are the President and Chief Investment Officer of the Sub-Advisor, respectively. Mr. Grady also serves as the Sub-Advisor’s Chief Compliance Officer.

Under the supervision of the Advisor, the Sub-Advisor manages that portion of the Fund’s portfolio allocated to the Sub-Advisor by the Advisor for investment in publicly-traded securities and other liquid investments (including Listed REITs, convertible mortgage bonds and CMBSs). The Sub-Advisor has no role in determining which Non-Traded REITs or BDCs the Fund will invest in. The Sub-Advisor

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compensates all Sub-Advisor personnel who provide services to the Fund. In return for these services, facilities and payments, the Advisor has agreed to pay the Sub-Advisor as compensation under the Sub-Advisory Agreement a monthly fee at the annual rate of 1.00% of the Fund’s daily net asset value attributable to that portion of the Fund’s portfolio that has been allocated to the Sub-Advisor by the Advisor. The Sub-Advisor’s fee is paid by the Advisor out of the fee the Advisor receives from the Fund, and does not impact the Fund’s expenses. The Sub-Advisor may employ research services and service providers to assist in the Sub- Advisor’s market analysis and investment selection.

Portfolio Managers

Mark Painter

Mark Painter serves as a Portfolio Manager of the Fund, with primary responsibility for overseeing the overall allocation of the Fund’s portfolio and for managing the portion of the Fund’s portfolio not allocated to the Sub-Advisor. Mr. Painter has over 11 years of experience in the financial services industry, including more than 7 years analyzing and investing in real estate industry securities. However, he has no prior experience managing a registered closed-end investment company. In addition to his responsibilities at the Advisor, Mr. Painter is a Portfolio Manager at The Stanley Laman Group. In that capacity, Mr. Painter oversees approximately $600 million in managed securities. Mr. Painter began his career with the Stanley Laman Group in 2004. He has been the co-manager on SLG High Growth and Fixed Income since February of 2005, SLG High Dividend and Value since February 2010, SLG Micro-Cap since December 2010, SLG International Opportunities LP since February 2012, and SLG Risk Managed since March 2013. Mr. Painter graduated from Carnegie Mellon University in 2004 with a degree in Business Administration and a concentration in Finance. He has been a Chartered Financial Analyst since 2009.

Christopher Pike

Christopher Pike also serves as a portfolio manager of the Fund and has primary responsibility for managing the portion of the Fund’s investment portfolio allocated to the Sub-Advisor by the Advisor. Christopher Pike is the Chief Investment Officer of the Sub-Advisor. Mr. Pike has over 22 years of experience in the financial services industry, including more than 17 years analyzing and investing in real estate industry securities. However, he has no prior experience managing a registered closed-end investment company. Prior to joining the Sub-Advisor in May 2012, Mr. Pike was the Director of Investment Research at ARC. His responsibilities included equity and property research on the non-listed REITs and publicly-listed REITs. Prior to joining ARC in August 2011, beginning in December of 2009, Mr. Pike was an equity research analyst at Fagenson & Company, Inc. in New York. From March 2006 until December of 2008, Mr. Pike was an equity research analyst at Merrill Lynch, and from September 2003 until March 2006, he was an equity research analyst at UBS. In addition, he was previously an analyst at Wachovia and a member of the real estate investment banking team at Goldman Sachs. He attended Rutgers College at Rutgers University. Mr. Pike holds FINRA Series 7 and 63 licenses and is a Chartered Financial Analyst.

The Statement of Additional Information provides additional information about the Fund’s portfolio managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

RCS Advisory Services, LLC (the “Administrator”), located at 405 Park Avenue, New York, NY 10022, serves as the Fund’s administrator. As compensation for these services, the Fund has agreed to pay the Administrator under the Administrative Services Agreement a monthly fee calculated at the annual rate of 0.20% of the Fund’s daily net assets. The Administrator is a subsidiary of RCS Capital, LLC, and an affiliate of the Fund’s Distributor and of ARC.

American National Stock Transfer, LLC (the “Transfer Agent”), located at 405 Park Avenue, New York, NY 10022, serves as the Fund’ transfer agent. As compensation for these services, the Fund has agreed to pay the Transfer Agent under the Transfer Agent Services Agreement a monthly fee based on the number of shareholder accounts maintained by ANST on behalf of the Fund and the amount of shareholder services performed by ANST on behalf of the Fund’s shareholders. The Transfer Agent is a subsidiary of RCS Capital, LLC and an affiliate of the Fund’s Distributor and of ARC.

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Gemini Fund Services, LLC (“GFS”), located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788, serves as the Fund’s sub-administrator, fund accounting agent and sub-transfer agent. GFS will be compensated for these services by the Administrator and the Transfer Agent, respectively. These fees will be paid by the Administrator and the Transfer Agent out of the fees they receive from the Fund, and will not impact the Fund’s expenses.

Custodian

MUFG Union Bank, N.A., with principal offices at 350 California Street, 6th Floor, San Francisco, CA 94104, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, Union Bank holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Advisor is obligated to pay expenses associated with providing the services stated in the Advisory Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund and the sub-advisory fees paid to the Sub-Advisor.

The Administrator is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement, including compensation of and office space for its officers and employees and the fees payable to GFS. The Transfer Agent is obligated to pay expenses associated with providing the services contemplated by the Transfer Agent Services Agreement, including compensation of and office space for its officers and employees and the fees payable to GFS.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of Independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund’s officers and trustees, (viii) errors and omissions insurance for the Fund’s officers and trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Fund will pay a monthly shareholder servicing fee to the Distributor at an annual rate of 0.25% of the average daily net assets of the Fund.

The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Advisor has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses), to the extent that they exceed 1.40% per annum of the Fund’s average daily net assets excluding the management and shareholder servicing fees (the “Expense Limitation”) through June 10, 2016. In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the Expense Limitation in place at the time the fees being repaid were waived, and (ii) such repayment is approved by the Board. The Expense Limitation Agreement may be terminated by the Fund’s Board at any time without penalty or automatically upon the termination of the Advisory Agreement. The Expense Limitation Agreement may be renewed at the Advisor’s and Board’s discretion.

The Management and Sub-Advisory Agreements authorize the Advisor and, where appropriate, the Sub- Advisor, to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

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Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of July 27, 2015, the Fund could be deemed to be under control of AR Capital, LLC and RCS Capital Corporation, with each having voting authority with respect to approximately 48.64% of the value of the outstanding interests in the Fund on such date. However, it is expected that with further public sales of the Fund’s shares that AR Capital, LLC and RCS Capital Corporation’s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

DETERMINATION OF NET ASSET VALUE

The NAV of the Fund is determined daily, as described below. Each share will be offered at NAV plus the applicable sales load. During the continuous offering, the price of the Fund’s shares will increase or decrease on a daily basis according to the Fund’s NAV. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as is the case of non-traded REITs and BDCs), securities are valued at fair value as determined by the Board. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board has delegated the day-to-day responsibility for determining these fair values in accordance with the policies it has approved to the Valuation Committee, which is comprised solely of the Independent Trustees of the Fund. The Valuation Committee oversees a fair value team or committee comprised of the Fund’s Treasurer and one or more representatives from the Advisor, Sub-Advisor, Administrator and GFS (the “Fair Value Committee”).

Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining the fair value of a security. Rather, fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded REITs’ and BDCs’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, several factors may be considered, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, recent market transactions, such as the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s portfolio managers. The Fair Value Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded REIT and BDC investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded REITs and BDCs could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded REIT or BDC does not represent the fair value of the Fund’s investment in such security.

Valuation Process — In General

The Valuation Committee’s responsibilities include, among other things: determining whether market quotations are readily available for securities held by the Fund; determining the fair value of securities held by the Fund for which market quotations are not readily available; determining the fair value of assets of the Fund which are not held in the form of securities; monitoring the material aspects of the Fund’s Valuation Procedures as adopted by the Board, and as amended from time to time; and monitoring the Fund’s obligations with respect to the valuation of its assets under the 1940 Act.

Through the Administrator, GFS provides the Valuation Committee with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any. To the extent deemed necessary by the Administrator and GFS, the Independent Trustees will review any securities valued in accordance with the Fund’s valuation policies.

For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the

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close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices are deemed to be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on NASDAQ are valued at the closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Advisor to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by NASDAQ or, in the case of securities not reported by NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board believes reflect most closely the value of such securities.

For purposes of this section, the “last reported” trade price or sale price or “closing” bid price of a security on any trading day shall be deemed to be: (a) with respect to securities traded primarily on the NYSE, the American Stock Exchange or NASDAQ, the last reported trade price or sale price, as the case may be, as of 4:00 p.m., Eastern Time, on that day, and (b) for securities listed, traded or quoted on any other exchange, market, system or service, the market price as of the end of the “regular hours” trading period that is generally accepted as such by such exchange, market, system or service. If, in the future, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value of a security shall be determined as of such other generally accepted benchmark times.

Non-dollar-denominated securities, if any, are valued as of the close of the New York Stock Exchange (the “NYSE”) at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

Investments in privately placed debt instruments and securities of real estate related operating businesses (other than joint ventures), such as real estate development or management companies, other than investments in Non-Traded REITs (discussed below), initially are valued by the Fair Value Committee at cost (purchase price plus all related acquisition costs and expenses, such as legal fees and closing costs) and thereafter will be revalued quarterly at fair value by the Fair Value Committee and the Valuation Committee, which is comprised of the Independent Trustees.

Investments in mortgages initially are valued by the Advisor at acquisition cost and may be revalued by the Advisor and the Board from time to time. Revaluations of mortgages will reflect changes in the value of the underlying real estate, with estimated cash flows discounted to their present value using a discount rate based on current market rates.

Liquid non-real estate related assets, such as cash and cash equivalents, are valued daily by GFS, with the approval of the Valuation Committee on a quarterly basis.

Valuation of Investments in Non-Traded REITs and Other Non-Traded Investment Vehicles

The Board has approved procedures pursuant to which the Fund values its investments in Non-Traded REITs at fair value. In accordance with these procedures, the Administrator and GFS use their best efforts to ensure that valuation policies and procedures are in place at each of the Non-Traded REITs in which the Fund invests that are substantially consistent with the practices provided for in the Real Estate Information Standards (“REIS”) as established and amended by the National Council of Real Estate Investment Fiduciaries

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(“NCRIEF”) in conjunction with the Pension Real Estate Association (“PREA”), or comparable standards which may apply. REIS provides underlying principles behind the disclosure of reliable information with adequate policies and practices that include, but are not limited to, the following:

•	Property valuation standards and policy that are expected to be applied consistent with GAAP principles fair value and uniform appraisal standards or such comparable standards as may apply to international managers. Real estate investments are required to be valued: (a) internally (by the Advisor) with third party (preferably an accounting or valuation firm) oversight to assure the reasonableness of and compliance with valuation policies, at least quarterly, and (b) externally by an appraiser or other third party, preferably once annually, but at least once every 36 months. Furthermore, the valuations should be performed with impartiality, objectivity and independence, and with control to demonstrate that policies and procedures have been completed fairly. This includes the maintenance of records of methods and techniques for valuation with sufficient documentation to understand the scope of work completed.

•	Market Value Accounting and Reporting Standards including the production of quarterly financial statements and annual audited financials. This also incorporates quarterly performance measurement and reporting standards for every asset held by the Non-Traded REIT.

Before investing in any Non-Traded REIT, the Advisor will conduct a due diligence review of the valuation methodology utilized by the Non-Traded REIT, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Advisor reasonably believes to be consistent with (but not necessarily the same as) those used by the Fund for valuing its own investments. After investing in a Non-Traded REIT, the Advisor will monitor the valuation methodology used by such REIT.

As a general matter, the Fund’s investments in Non-Traded REITs are valued at the cost of the security as of the date of purchase, until a different fair valuation can be determined through either a public filing by the non-traded investment vehicle providing a calculation of the investment vehicle’s net asset value per share, a public declaration of a material event effecting valuation by the issuer, or a liquidity event (such as a public offering of securities, listing or merger). The Advisor will make inquiries, no less frequently than once a quarter, to determine if any impairments have occurred that may negatively affect the fair valuation of each Non-Traded REIT. The Advisor will document these inquiries, and promptly inform the Valuation Committee of any impairment reported by the Non-Traded REIT and its impact on the fair value of the Fund’s investment in the Non-Traded REIT. The Valuation Committee will determine if the impairment materially effects the fair valuation of the security as it relates to the NAV of the Fund.

The Fund bases its NAV determinations largely on valuations of its interests in Non-Traded REITs and other non-traded investment vehicles provided by the Advisor and GFS. These fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated net asset values of the non-traded investment vehicle assets may differ from their actual realizable value or future fair value. Valuations will be provided to the Fund based on the interim unaudited financial records of the non-traded investment vehicles, and, therefore, will be estimates subject to adjustment (upward or downward) upon the auditing of such financial records and may fluctuate as a result. Furthermore, the Valuation Committee may not have the ability to assess the accuracy of these valuations.

For the quarterly periods that the NAV of the non-traded investment vehicles are calculated, the Valuation Committee will perform an independent review of the valuation methodologies applied to the Fund’s portfolio and review any material concerns. The Valuation Committee will consider all relevant information and the reliability of pricing information. They may conclude, however, in certain circumstances, that the information does not represent the fair value of the Fund’s interests in the non-traded investment vehicle and is not indicative of what actual fair value would be in an active, liquid or established market. In those circumstances, the Fund might value its interests in the non-traded investment vehicle at a discount or a premium to the value it receives from the non-traded investment vehicle. Following procedures adopted by the Board, in the absence of specific transaction activity in respect of interests in a particular non-traded investment vehicle, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its NAV as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to

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NAV. Any such decision would be made in good faith, and subject to the review and supervision of the Valuation Committee.

Non-traded REITs have historically disclosed a per share estimated value of their shares based on the current public offering price of the shares, without taking into account sales commissions, dealer manager fees, and offering and organization expenses until the completion of the offering period. As required by recent amendments to rules promulgated by FINRA, non-traded REITs must disclose an estimated per share value of their shares based on a valuation no later than 150 days following the second anniversary of the date on which they break escrow in the public offering. An amendment to NASD Rule 2340 will take effect on April 11, 2016, and if non-traded REITs have not yet disclosed an estimated net asset value per share before the amended rule takes effect, then stockholders’ customer account statements may include a value per share that is less than the non-traded REITs’ offering price because the amendment requires the “value” on the customer account statement to be either the appraised value or the “net investment,” which must reflect the offering price less up-front underwriting compensation and certain organization and offering expenses. It is not yet clear whether this rule amendment will change the valuation methodologies utilized by registered investment companies such as the Fund that invest in non-traded REITs.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund offers to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The Fund may increase the size of these offerings up to a maximum of 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares, and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of shares outstanding on the Repurchase Request Deadline. The Board may increase the size of Repurchase Offer Amount, up to a maximum of 25% of the total number of shares outstanding on the Repurchase Request Deadline, but it is not expected that the Board will do so.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (a “Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The Shareholder Notification also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The Shareholder Notification also will set forth the NAV that has been

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computed no more than seven days before the date of such notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-866-271-9244 to learn the NAV. The Shareholder Notification will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Redemption Fee

For shares held for less than 91 days, the Fund will deduct a 2% redemption fee from the redemption amount if the shares are sold pursuant to the Fund’s quarterly repurchase program. Shares held longest will be treated as being repurchased first and shares held shortest as being repurchased last. The redemption fee does not apply to shares that were acquired through reinvestment of distributions. Shares held for 91 days or more are not subject to the 2% fee. Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the Shareholder Notification is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these

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liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Advisor or the Sub-Adviser, as applicable, otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Advisor intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

Quarterly Distribution Policy

The Fund intends to make a distribution each quarter to its shareholders of the net investment income of the Fund after payment of Fund operating expenses. The distribution rate may be modified by the Board from time to time. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. To the extent that any distribution made by the Fund represents a return of shareholders’ capital, any such distribution will not represent a dividend payment and simply will be treated as a return of capital originally invested by shareholders. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital. Although a return of shareholder capital generally is not taxable to the recipient, any such return of capital will serve to reduce the shareholder’s tax basis in the shares which will result in a greater tax liability when the shares are sold, even if they have not increased in value or have, in fact, lost value.

Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

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The distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each quarter. Section 19(a) of the 1940 Act and Rule19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of a dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit. The Board reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by Gemini Fund Services (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at American Real Estate Income Fund, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund. Such shares will be either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct

44

service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at American Real Estate Income Fund, c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130. Certain transactions can be performed by calling the toll free number 1-866-271-9244.

U.S. FEDERAL INCOME TAX MATTERS

This section contains a summary of certain U.S. federal income tax consequences to shareholders of acquiring, holding and/or disposing the Fund’s shares. This summary is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), (ii) regulations promulgated under the Code, and (iii) administrative and judicial rulings by the Internal Revenue Service (the “IRS”) and the courts all as currently in effect and all of which are subject to change, possible with retroactive effect. Any such change could result in U.S. federal income tax consequences being different from those described below. Investors should consult their tax advisers regarding other federal, state, local or non-U.S. tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the Statement of Additional Information. This summary does not address all of the U.S. federal income tax consequences to shareholders of investing in the Fund’s shares that may be applicable to a particular shareholder. In addition, this summary does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and non-U.S. investors. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and non-U.S. taxes.

The Fund has elected to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent that they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Dividends paid by REITs will generally not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital

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gain distributions and any other distributions.

Because many of the Fund’s REIT investments will make distributions in excess of their taxable income, due in part to available depreciation deductions, it is expected that a portion of such distributions will constitute a non-taxable return of capital. Any return of capital generally will reduce the Fund’s tax basis in the REIT investment but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s tax basis in the REIT shares, the Fund generally will recognize capital gain. Shareholders of the Fund may also receive distributions that constitute a non-taxable return of capital. Shareholders of the Fund who receive such a distribution will reduce the tax basis in their Fund shares but not below zero. To the extent that such a distribution exceeds a shareholder’s tax basis in Fund shares, such shareholder generally will recognize a capital gain.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on March 23, 2011. The Fund’s Amended and Restated Declaration of Trust (the “Declaration of Trust”) provides that the trustees of the Fund may authorize separate classes of shares of beneficial interest. The trustees have authorized an unlimited number of shares, subject to a $5 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

Shares

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses, including interest, on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund.

Although shareholders of an unincorporated statutory trust established under Delaware law may, in certain limited circumstances, be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund will not generally issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Administrator will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have

46

the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The trustees are elected for indefinite terms and do not stand for reelection. A trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Realty Capital Securities, LLC (the “Distributor”), located at 405 Park Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 of the Securities Act of 1933, as amended, the Fund intends to offer to sell up to 100,000,000 of its shares through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

The Advisor, the Sub-Advisor or their respective affiliates, in their discretion and from their own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (“Additional Compensation”). In return for Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation For example, payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Additionally, the Fund, the Advisor, the Sub-Advisor and/or their respective affiliates, may pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund, the Advisor or that Sub-Advisor may reasonably request. Pursuant to a Shareholder Servicing Plan and Agreement, the Fund’s (and, indirectly, the Fund’s shareholders’) share of such servicing fees will not exceed an annual rate of 0.25% of the Fund’s average daily net asset value.

The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, engage in transactions with or perform services for ARC and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, ARC purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors

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will be assessed fees for returned checks and stop payment orders at prevailing rates charged by GFS. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after they are received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing an investor’s transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if they are subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after they are received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to American Real Estate Income Fund to:

American Real Estate Income Fund

c/o Gemini Fund Services, LLC

17605 Wright Street, Suite 2

Omaha, NE 68130

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor will the Fund accept post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-866-271-9244 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)

Credit: Gemini Fund Services, LLC

Account #: (number provided by calling toll-free number above)

Further Credit:

American Real Estate Income Fund

(shareholder registration)

(shareholder account number)

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By Wire — Subsequent Investments

Before sending a wire, investors must contact the Administrator to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-866-271-9244 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-866-271-9244. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern Time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, the Administrator will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call GFS at 1-866- 271-9244 for additional assistance when completing an application.

If GFS does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Purchase Terms

The minimum initial purchase by an investor is $2,500 for regular accounts and $1,000 for retirement plan accounts. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 6.00%, as set forth in the table below. A reallowance will be made by the Distributor from the sales load paid by each investor. The sales charge varies, depending on how much you invest. There are no sales charges on reinvested distributions. The Fund reserves the right to waive sales charges. The following sales charges apply to your purchases of shares of the Fund:

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Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $25,000	6.00%	6.38%	5.75%
$25,000 to $49,999	5.00%	5.26%	4.75%
$50,000 to $99,999	4.00%	4.17%	3.75%
$100,000 to $249,999	3.00%	3.09%	2.75%
$250,000 to $499,999	2.00%	2.04%	1.75%
$500,000 to $999,999	1.00%	1.01%	0.75%
$1,000,000 and above	0.00%	0.00%	0.00%

For illustrative purposes only, the following chart describes the applicable sales loads based on a Fund NAV of $9.40. The reduced purchase price will not affect the net amount received by the Fund.

Amount Invested	Fund’s NAV per Share	Selling Commission per Share in Volume Discount Range	Aggregate Consideration per Share (consisting of purchase price, selling commissions and dealer manager fees) in Volume Discount Range
Under $25,000	$9.40	$0.60	$10.00
$25,000 to $49,999	$9.40	$0.49	$9.89
$50,000 to $99,999	$9.40	$0.39	$9.79
$100,000 to $249,999	$9.40	$0.29	$9.69
$250,000 to $499,999	$9.40	$0.19	$9.59
$500,000 to $999,999	$9.40	$0.09	$9.49
$1,000,000 and above	$9.40	$0.00	$9.40

As shown, investors that purchase $1,000,000 or more of the Fund’s shares will not pay any initial sales charge on the purchase. However, purchases of $1,000,000 or more may be subject to a contingent deferred sales charge (“CDSC”) on shares redeemed during the first 12 months after their purchase in the amount of the commissions paid on those shares redeemed.

You may be able to buy shares without a sales charge (i.e. “load-waived”) when you are:

•	reinvesting dividends or distributions;

•	participating in an investment advisory or agency commission program under which you pay a fee to an investment adviser or other firm for portfolio management or brokerage services;

•	a current or former director or trustee of the Fund;

•	an executive officer, director, officer or employee of the Adviser, the Sub-Adviser, the Distributor, the Administrator, the Transfer Agent, and of any of their respective affiliates, or such person’s family members (including spouses, parents, grandparents, children and siblings) or Friends. “Friends” means those individuals who have had long standing business and/or personal relationships with the Fund’s executive officers and directors; or

•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

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Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

•	an individual;

•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or

•	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for shares the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Advisor may reasonably request. Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal to an annual rate of 0.25% of the Fund’s average daily net assets.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Proskauer Rose LLP, Eleven Times Square, New York, NY 10036-8299.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual

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reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-866-271-9244 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and audits the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 26th Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

This prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-176316). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

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NOTICE OF PRIVACY POLICY & PRACTICES

Your privacy is important to the Fund. The Fund is committed to maintaining the confidentiality, integrity, and security of your personal information. When you provide personal information, the Fund believes that you should be aware of policies to protect the confidentiality of that information.

The Fund collects the following nonpublic personal information about you:

•	Information the Fund receives from you on or in applications or other forms, correspondence, or conversations, including, but not limited to, your name, address, phone number, social security number, assets, income, and date of birth; and

•	Information about your transactions with us, our affıliates, or others, including, but not limited to, your account number and balance, payments history, parties to transactions, cost basis information, and other financial information.

The Fund does not disclose any nonpublic personal information about its current or former shareholders to affıliated or nonaffıliated third parties, except as permitted by law. For example, the Fund is permitted by law to disclose all of the information it collects, as described above, to its transfer agent to process your transactions. Furthermore, the Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with applicable federal and state standards to guard your nonpublic personal information.

In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with affıliated or non-affıliated third parties.

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American Real Estate Income Fund

Shares of Beneficial Interest

PROSPECTUS

AUGUST 1, 2015

Investment Advisor

SEL Asset Management, LLC

Investment Sub-Advisor
National Fund Advisors, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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STATEMENT OF ADDITIONAL INFORMATION

August 1, 2015

AMERICAN REAL ESTATE INCOME FUND

Principal Executive Offices:

405 Park Avenue, New York, NY 10022
1-212-415-6500

This Statement of Additional Information (this “SAI”) is not a prospectus. This SAI should be read in conjunction with the Prospectus of American Real Estate Income Fund, dated August 1, 2015, as amended and supplemented (the “Prospectus”). The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities. Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-866- 271-9244 or by visiting http://www.arcincomefunds.com. Information on this website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund’s filings with the SEC also are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

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GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on March 23, 2011 and has a limited operating history. The Fund’s principal office is located at c/o RCS Advisory Services, LLC, 405 Park Avenue, New York, NY 10022, and its telephone number is 1-866-271-6244. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in “Investment Objective, Policies and Strategies” in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate income, with capital appreciation as a secondary objective. The Fund pursues this objective through an investment strategy that concentrates on investments in the real estate industry.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

3)	Purchase securities on margin, or write put options, but the Fund may sell securities short and write call options.

4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry, except the real estate industry. This limitation does not apply to investments in the securities of the U.S. Government, its agencies or instrumentalities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies in the real estate industry.

6)	Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in mortgage-related securities, such as commercial mortgage-backed securities (“CMBSs”), or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

7)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

8)	Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less

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than for 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the close of regular trading on the NYSE on the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Fund’s Board of Trustees (the “Board”) without shareholder approval.

1)	80% Investment Policy. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowings for investment purposes) in real estate-related investments, including securities issued by publicly-traded and non-traded real estate funds that qualify as real estates investment trusts for U.S. federal income tax purposes (“REITs”), as discussed in the Prospectus. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy. The notice will be provided in a separate written document containing the following, or a similar statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by the 1940 Act, as described above.

Certain Portfolio Securities and Other Operating Policies

The Fund’s investment objective is to generate income, with capital appreciation as a secondary objective. The Fund pursues this objective through an investment strategy that concentrates on investments in the real estate industry.

Under normal circumstances, the Fund invests at least 80% of its assets in real estate-related investments, including securities issued by real estate funds that qualify as real estate investment trusts for U.S. federal income tax purposes (“REITs”). Under normal circumstances, it is anticipated that approximately 40% to 60% of the Fund’s assets will be invested in securities of REITs that are not listed on a national securities exchange (“Non-Traded REITs”). Non-Traded REITs are illiquid investments. The remainder of its assets will be invested in other real estate-related investments (including securities of REITs that are listed on a national securities exchange (“Listed REITs”), convertible mortgage bonds and commercial mortgage-backed securities (“CMBSs”)) as well as non-real estate-related investments, cash and cash equivalents. In certain extreme circumstances or market environments the Fund may reduce its investment in real estate-related investments and hold a larger position in cash or cash equivalents and/or deviate from the allocations ranges described in the Prospectus and this SAI. As is always the case, the Fund may not be able to achieve its investment objective in such circumstances. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful.

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The Fund’s investment adviser is SEL Asset Management, LLC (the “Advisor”), and its investment sub-advisor is National Fund Advisors, LLC (the “Sub-Advisor”). The Advisor will be responsible for determining the overall allocation of the Fund’s portfolio. The Advisor will retain sole responsibility for managing that portion of the Fund’s portfolio that is invested in Non-Traded REITs, Non-Traded BDCs and other illiquid securities. Responsibility for managing the remaining portion of the Fund’s portfolio, including the Fund’s investments in Listed REITs and CMBSs, will be delegated to the Sub-Advisor. The Sub-Advisor will have no role in determining which Non-Traded REITs or BDCs the Fund will invest in.

Additional information regarding the types of securities and financial instruments the Fund may invest in is set forth below.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund’s Advisor and Sub-Advisor currently intend only to sell short securities or take short positions in equity futures contracts to hedge the value of the Fund’s portfolio when the Advisor or Sub-Advisor, as the case may be, believes that equity prices and/or real estate-related security prices are likely to decline, and to write covered call options on its long security positions to generate additional returns. The Fund’s Advisor and Sub-Advisor do not currently intend to engage in naked short sales or other similar speculative securities transactions. However, the Fund may employ different techniques over time, as new instruments and techniques are introduced or as a result of regulatory developments. Some special investment techniques that Fund may use may be considered speculative and involve a high degree of risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities.

Derivatives

Generally, The Fund may engage in transactions involving options and futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or can suddenly become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Advisor evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or on the over-the- counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out a position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks, as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

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When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The use of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations so as to avoid regulation as a commodity pool. The CFTC provides that a registered investment company, such as the Fund, may be excluded from regulation if either the “percentage-of-margin” or “net notional” test are met. The “percentage-of-margin” test requires that the Fund limit its trading, such that aggregate initial margin and premiums required to establish commodity futures, options on futures, or commodity swap positions do not exceed 5% of the liquidation value of its portfolio, including unrealized profits and losses. This test does not apply to transactions entered into for “bona fide hedging purposes” and excludes from the calculation any portion of an option that is in-the-money at the time of purchase. The “net notional” test requires that the aggregate net notional value of the Fund’s commodities-related trading positions not used for bona fide hedging purposes, determined at the time its most recent position was established, does not exceed 100% of the liquidation value of its portfolio, including unrealized profits and losses. The term notional value is defined by asset class (e.g., different definitions apply to futures and swaps), as is the ability to net positions. In connection with its management of the Fund, the Advisor has claimed such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (the “CEA”). Therefore, as long as either the “percentage-of-margin” or “net notional” test is met, the Advisor will not be subject to the registration and regulatory requirements of the CEA; however, if the Fund should no longer satisfy either test in the future, registration will be required.

Successful use of futures is also subject to the Advisor’s ability to correctly predict movements in the relevant market. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Advisor’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and purchase put options on stock indexes listed on national securities exchanges or traded on the over-the-counter market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Advisor’s ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into a variety of swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Advisor determines that other forms are consistent with the Fund’s investment objectives and policies. However, the Fund does not intend to enter into credit default or total return swaps.

Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,”i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements

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exceeding certain minimum or maximum levels.

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments that it is entitled to receive.

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed- income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Advisor deems appropriate under the circumstances. In addition, the Fund may invest in these instruments pending allocation of its offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (“FDIC”), and repurchase agreements.

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

REPURCHASES AND TRANSFERS OF SHARES

Repurchase Offers

The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the close of regular trading on the New York Stock Exchange (the “NYSE”) on the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Advisor would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1)	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as may be amended from time to time.

2)	The repurchase offers will be made in March, June, September and December of each year.

3)	The time between the Shareholder Notification (as defined below) and the date on which the repurchase offer ends (the “Repurchase Request Deadline”) will generally be 30 days, but may vary from no more than 42 days to no less than 21 days of the date the repurchase offer is made.

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4)	Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. Generally, the Fund does not charge a repurchase fee. However, for shares held less than 91 days, the Fund will deduct a 2% redemption fee on the redemption amount if shares are sold pursuant to the Fund’s quarterly repurchase program. Shares held longest will be treated as being repurchased first and shares held shortest as being repurchased last. The redemption fee does not apply to shares that were acquired through reinvestment of distributions. Shares held for 91 days or more are not subject to the 2% fee. Redemption fees are paid to the Fund directly and are designed to offset costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Fund may increase the size of the Repurchase Offer Amount to up to 25% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so.

Shareholder Notification: Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (the “Shareholder Notification”) providing the following information:

1)	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value;

2)	Fees applicable to such repurchase, if any;

3)	The Repurchase Offer Amount;

4)	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5)	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6)	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7)	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8)	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9)	The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10)	The market price, if any, of the shares on the date on which NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (the “Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the U.S. Securities and Exchange Commission (the “SEC”) within three business days after sending the Notification to Shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject of a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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Repurchase Requests: Repurchase requests must be submitted by shareholders on or prior to the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time prior to the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund as of the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares as of the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1)	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their shares for repurchase, before prorating shares tendered by others, or

2)	Accepting the total number of shares tendered in connection with the required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the trustees who are not interested persons of the Fund, and only:

1)	If the repurchase would cause the Fund to lose its status as a regulated investment company under Internal Revenue Code of 1986, as amended (the “Code”);

2)	For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

3)	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

4)	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV per share is determined daily, at such specific time or times during the day as set by the Board, as described in “Determination of Net Asset Value” in the Prospectus. The Fund’s NAV need not be calculated on:

1)	Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2)	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3)	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in this paragraph. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

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Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Advisor, but shall continue to be responsible for monitoring the Advisor’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1)	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

a.	The frequency of trades and quotes for the security.

b.	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

c.	Dealer undertakings to make a market in the security.

d.	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

e.	The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2)	If market developments impair the liquidity of a security, the Advisor should review the advisability of retaining the security in the portfolio. The Advisor should report the basis for its determination to retain a security at the next Board meeting.

3)	The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4)	These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1)	Disclosure of its fundamental policy regarding periodic repurchase offers.

2)	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a.	the number of repurchase offers,

b.	the repurchase offer amount and the amount tendered in each repurchase offer, and

c.	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of Rule 23(c)-3.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were a registered open end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at net asset value shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Advisor may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may

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be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Advisor its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Amended and Restated Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of three individuals, one of whom is an “interested person” (as defined in the 1940 Act) of the Trust and the Sub- Advisor. Pursuant to the Governing Documents of the Trust, the trustees shall elect officers including a President, a Secretary and a Treasurer, and shall appoint a Chief Compliance Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. The trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure.

The Board is led by Mr. John H. Grady, who has served as Chairman of the Board since April 2015. Under the Trust’s Governing Documents, the Chairman of the Board is responsible for (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies, including (i) setting agendas of each Board meeting and (ii) providing information to Board members in advance of each Board meeting and between Board meetings.

Mr. Grady may be deemed to be an interested person of the Trust by virtue of his senior management roles at the Sub-Advisor and ARC, which is an affiliate of the Sub-Advisor and under common control with the Administrator and the Distributor. The trustees have determined that an interested Chairman is appropriate and benefits shareholders because an interested Chairman has a personal and professional stake in the quality and continuity of services provided to the Fund. The Independent Trustees (as defined herein) exercise their informed business judgment to appoint an individual of their choosing to serve as Chairman, regardless of whether the trustee happens to be independent or a member of management. The Independent Trustees have determined that they can act independently and effectively without having an Independent Trustee serve as Chairman and that a key structural component for assuring that they are in a position to do so is for the Independent Trustees to constitute a substantial majority of the Board. The Independent Trustees also meet quarterly in executive session without Mr. Grady. In view of the small size of the Board, the Independent Trustees have not designated any single trustee to be the lead Independent Trustee at this time.

Board Risk Oversight.

The Board is comprised of three individuals, two of whom are Independent Trustees. The Board has also established a standing independent Audit Committee with an independent chairperson. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

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Trustees

Following is a list of the trustees of the Trust and their principal occupation over the last five years.

Independent Trustees

Name, Address* and Age	Position/Term of Office	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex*** Overseen by Trustee	Other Directorship held by Trustee During Last Five Years
Robin A. Ferracone Age 61	Trustee Since May 2012	Chief Executive Officer, Farient Advisors, LLC (May 2007 to present).	1	American Realty Capital Trust V, Inc. from January 2013 to April 2013; American Realty Capital Daily Net Asset Value Trust, Inc. from May 2012 to present; American Realty Capital Properties, Inc. from October 2012 to February 2013.
Stanley R. Perla Age 72	Trustee Since May 2012	Certified Public Accountant (“CPA”) and Practice Development, Friedman LLP (May 2012 to present); CPA and Practice Development, Cornerstone Accounting Group, LLP (June 2011 to May 2012); CPA and Managing Partner, Cornerstone Accounting Group, LLP (June 2008 to May 2011); CPA and Director of Internal Audit, Vornado Realty Trust (July 2003 to May 2008).	1	American Realty Capital Global Trust II, Inc. from August 2014 to present; American Realty Capital Hospitality Trust, Inc. from January 2014 to present; American Realty Capital Trust V, Inc. from April 2013 to present; GTJ REIT, Inc. from January 2013 to present; American Realty Capital Daily Net Asset Value Trust, Inc. from March 2012 to April 2013; American Realty Capital Global Trust II, Inc. from August 2014 to present; Madison Harbor Balanced Strategies, Inc. from January 2004 to present; American Mortgage Acceptance Company from January 2004 to April 2010.

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Interested Trustee

Name, Address* and Age	Position/Term of Office	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex*** Overseen by Trustee	Other Directorship held by Trustee During Last Five Years
John H. Grady**** Age 54	Trustee and Chairman since 2015	President, Treasurer and Secretary, American Real Estate Income Fund from October 2012 to present; Chairman and Interested Trustee, Realty Capital Income Funds Trust from April 2015 to present; President, Realty Capital Income Funds Trust from 2013 to present; President, National Fund Advisors, LLC from October 2012 to present; President, American National Stock Transfer, LLC from October 2012 to September 2014; Chief Strategy and Risk Officer, RCS Capital Corporation from October 2014 to present; Chief Operating Officer, Realty Capital Securities from October 2012 to September 2014; Chief Compliance Officer, Business Development Corporation of America, from October 2012 to April 2015; Chief Compliance Officer, BDCA Adviser, LLC, from October 2012 to March 2015; General Counsel and Chief Operating Officer, Steben & Company (firm operated and distributed commodity pools using managed futures strategies), from December 2009 to September 2012.	5	Realty Capital Income Funds Trust from April 2015 to present.

*	The address for each trustee listed above is 405 Park Avenue, 14th Floor, New York, NY 10022.

**	The term of office for each trustee listed above will continue indefinitely.

***	The term “Fund Complex” refers to the ARC Income Funds.

****	Mr. Grady is an “interested person” of the Fund, as such term is defined in the 1940 Act.

The Board believes that, collectively, the trustees have balanced and diverse experience, qualifications, attributes, and skills, which allows the Board to operate effectively in governing the Trust and protecting the interests of shareholders. Below is a description of the various experience, qualifications, attributes and/or skills with respect to each trustee considered by the Board:

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Robin A. Ferracone

Ms. Ferracone has been an independent director of American Realty Capital Daily Net Asset Value Trust, Inc., a Non-Traded REIT sponsored by ARC, since May 2012. Ms. Ferracone served as an independent director of American Realty Capital Trust V, Inc. from January 2013 until April 2013 and served as an independent director of American Realty Capital Properties, Inc. from October 2012 until the close of its merger with American Realty Capital Trust III, Inc. in February 2013. Ms. Ferracone is founder and executive chair of Farient Advisors, an independent executive compensation and performance consulting firm. Prior to forming Farient in 2007, Ms. Ferracone was president of the Human Capital business of Mercer, a business which included talent and compensation consulting, software, and data services globally. Before that role, Ms. Ferracone was chairman of the U.S. West Region for Mercer’s parent company, Marsh & McLennan Companies, market leader and worldwide partner at Mercer, president and chairman of SCA Consulting, a firm she co-founded in 1985 and sold to Mercer in 2001, and strategy consultant at Booz Allen & Hamilton. With more than 30 years of consulting experience, Ms. Ferracone has advised clients in the areas of business and talent strategies, executive compensation, value management, and performance measurement. Ms. Ferracone is the author of a recently published book entitled, “Fair Pay Fair Play: Aligning Executive Performance and Pay.” She is a frequent presenter for organizations such as the Council of Institutional Investors and the National Association of Corporate Directors, and testified before a Congressional sub-committee in Washington, D.C. regarding the salary of the President of the United States. For the past four years, Ms. Ferracone has been named to the NACD Director 100 as one of the most influential people in corporate governance and the boardroom. Ms. Ferracone is currently a member of the Duke University Board of Trustees, the Trupanion, Inc. Board, the Enlight Research Board, and the Oaktree Capital Funds Board of Trustees. Ms. Ferracone received an M.B.A. from the Harvard Business School, where she was a Baker Scholar and a B.A. summa cum laude in Management Science and Economics from Duke University, where she was elected to Phi Beta Kappa. The Fund believes that Ms. Ferracone’s experience as an independent director of various Non-Traded REITs sponsored by ARC and her extensive corporate governance and executive compensation consulting experience, make her well qualified to serve as a trustee.

Stanley R. Perla

Mr. Perla, a licensed certified public accountant, was with the firm of Ernst & Young LLP for 35 years, from September 1967 to June 2003, the last 25 of which he was a partner. Mr. Stanley has served as an independent director of American Realty Capital Global Trust II, Inc. since August 2014, American Realty Capital Hospitality Trust, Inc. since January 2014, and American Realty Capital Trust V, Inc. since April 2013, all of which are Non-Traded REITs sponsored by ARC. Mr. Perla also serves as an independent director and as Chairman of the Audit Committee for GTJ REIT, Inc. Mr. Stanley has served as a member of the board of directors and the chair of the audit committee of Madison Harbor Balanced Strategies, Inc. since January 2004. Mr. Perla served as an independent director of American Realty Capital Daily Net Asset Value Trust, Inc. from March 2012 until April 2013. From July 2003 to May 2008, he was the director of Internal Audit for Vornado Realty Trust and from June 2008 to May 2011, he was the managing partner of Cornerstone Accounting Group, a public accounting firm specializing in the real estate industry and a consultant to them from June 2011 to March 2012. Since May 2012, Mr. Perla has provided consulting services to Friedman LLP, a public accounting firm. His area of expertise for the past 40 years was real estate, and he was also responsible for the auditing of public and private companies. Mr. Perla served as Ernst & Young’s national director of real estate accounting, as well as on Ernst & Young’s national accounting and auditing committee. He is an active member of the National Association of Real Estate Investment Trusts and the National Association of Real Estate Companies. In addition, Mr. Perla has been a frequent speaker on real estate accounting issues at numerous real estate conferences. He served as a member of the board of directors for American Mortgage Acceptance Company from January 2004 to April 2010 and Lexington Realty Trust from August 2003 to November 2006. Mr. Perla earned an M.B.A. in Taxation and a B.B.A. in Accounting from Baruch College. The Fund believes that Mr. Perla's extensive experience as the director of Internal Audit at Vornado Realty Trust, as a managing partner of Cornerstone Accounting Group, his prior experience as an independent director of ARC DNAV and his over 40 years of experience in real estate, make him well qualified to serve as a trustee.

John H. Grady

Mr. John H. Grady has served as the trustee and chairman of the board of Realty Capital Income Funds Trust (“RCIFT”) since April 2015. Mr. Grady has also served as the President of RCIFT since 2013. Mr. Grady has served as the President of National Fund Advisors, LLC since October 2012. In addition, Mr. Grady has served as the Chief Strategy and Risk Officer of RCS Capital Corporation since October 2014. Mr. Grady serves as the Chief Operating Officer of Realty Capital Securities, LLC from October 2012 to September 2014. He also served as the President of American National Stock Transfer, LLC from October 2012 to September 2014. Mr. Grady served as the Chief Compliance Officer of Business Development Corporation of America from October 2012 to April 2015. Additionally, he served as the Chief Compliance Officer of BDCA Adviser, LLC from October 2012 to March 2015. Before joining ARC, Mr. Grady was the General Counsel and Chief Operating Officer of Steben & Company from December 2009 to September 2012.

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Mr. Grady also served as the Senior Adviser for Coil Investment Group from 2008 to 2009. Mr. Grady was the Chief Executive Officer and President of Nationwide Funds Group from 2006 to 2008. He previously worked at Turner Investment Partners/Constellation Funds Group from 2001 to 2006, and was partner with the law firm of Morgan, Lewis & Bockius LLP from 1995 to 2001. Mr. Grady graduated from Colgate University in 1982 and received a J.D. in 1985 from the University of Pennsylvania Law School. The Fund believes that Mr. Grady’s current and prior experience as an executive officer at a number of entities in the securities industry, as well as his approximately 30 years as a practicing attorney, make him well qualified to serve as trustee and Chairman of the Board.

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Officers

Following is a list of executive officers of the Trust and their principal occupation over the last five years.

Name, Address* and Age	Position/Term of Office	Principal Occupation During the Past Five Years
John H. Grady Age 54	President, Treasurer and Secretary	Chairman and Trustee, American Real Estate Income Fund from April 2015 to present; Chairman and Interested Trustee, Realty Capital Income Funds Trust from April 2015 to present; President, Realty Capital Income Funds Trust from 2013 to present; President, National Fund Advisors, LLC from October 2012 to present; President, American National Stock Transfer, LLC from October 2012 to September 2014; Chief Strategy and Risk Officer, RCS Capital Corporation from October 2014 to present; Chief Operating Officer, Realty Capital Securities from October 2012 to September 2014; Chief Compliance Officer, Business Development Corporation of America, from October 2012 to April 2015; Chief Compliance Officer, BDCA Adviser, LLC, from October 2012 to March 2015; General Counsel and Chief Operating Officer, Steben & Company (firm operated and distributed commodity pools using managed futures strategies), from December 2009 to September 2012.
Gerard Scarpati Age 60	Chief Financial Officer	Director, Vigilant Compliance, LLC (an investment management services company) from February 2010 to present; Consultant to investment industry from August 2004 to February 2010.
Mark Painter Age 33	Vice President	Portfolio Manager, SEL Asset Management, LLC (Feb 2014 to present); Portfolio Manager, Stanley Laman Group, Ltd (July 2004 – present).
Christopher Pike Age 48	Vice President	Vice President and Chief Investment Officer, National Fund Advisors, LLC (May 2012 – present); Director of Investment Research, American Realty Capital and Realty Capital Securities (Aug 2011 – May 2012); Equity Research Analyst, Fagenson & Company, Inc. (Dec 2009 – Aug 2011); Equity Research Analyst, Merrill Lynch (Mar 2006 – Dec 2008).
Robert Amweg Age 62	Chief Compliance Officer	Compliance Director, Vigilant Compliance, LLC (an investment management services company) from August 2013 to present; Consultant to financial services industry from September 2012 to December 2014; and Chief Financial Officer and Chief Accounting Officer, Turner Investment from February 2007 to August 2012.

*	The address for each officer listed above is 405 Park Avenue, 14th Floor, New York, NY 10022.

**	The term of office for each officer listed above will continue indefinitely.

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Board Committees

Audit Committee: The Board has an Audit Committee that consists of the trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust and the Advisor (the “Independent Trustees”). The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Exchange Act. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. For the fiscal year ended March 31, 2015, the Audit Committee has held two meetings.

Valuation Committee: The Board has a Valuation Committee that consists of the Independent Trustees. The Valuation Committee’s responsibilities include: (i) overseeing the valuation of the Trust’s securities by the fair value committee; (ii) formulating or amending appropriate valuation policies in respect of individual investments or classes of investment; (iii) periodically reviewing the role of the fair value committee and making recommendations to the Board with respect to any changes or modifications; and (iv) considering any other topics, as defined by the Board. The Valuation Committee operates pursuant to a Valuation Committee Charter. As of the date of this SAI, the Valuation Committee had not held any meetings because it was recently constituted. To date, the Board has fulfilled the responsibilities of the Valuation Committee.

Trustee Ownership: The following table indicates the dollar range of equity securities that each trustee beneficially owned in the Fund as of the date of this SAI.

Independent Trustees

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Robin A. Ferracone	None	None
Stanley R. Perla	None	None

Interested Trustee

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
John H. Grady*	None	None

* Mr. Grady joined the Board effective April 10, 2015.

Compensation

Each Independent Trustee will receive a retainer of $30,000 per year, plus $2,000 for each board or board committee meeting the trustee attends in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee), $750 for each meeting the trustee attends virtually and $1,500 for each meeting the trustee attends by telephone. If there is a meeting of the Board and one or more committees in a single day, the fees will be limited to $2,500 per day ($3,000 for the chairperson of the audit committee if there is a meeting of such committee). Neither Mr. Grady nor any of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the trustees received from the Fund during the fiscal period ended March 31, 2015. The Trust does not have a bonus, profit sharing, pension or retirement plan.

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Name and Position	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Distributors
Mark Auerbach*	$34,000	None	None	$34,000
Robin A. Ferracone	$36,500	None	None	$36,500
Stanley Perla	$37,500	None	None	$37,500

*Mr. Auerbach resigned from the Board on September 22, 2014.

CODES OF ETHICS

Each of the Fund, the Advisor, the Sub-Advisor and the Trust’s Distributor have adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively, the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (the “Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Advisor, subject to the Board’s continuing oversight. The Policies require that the Advisor vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Policies also require the Advisor to present to the Board, at least annually , the Advisor’s proxy voting policy and a record of each proxy voted by the Advisor on behalf of the Fund, including a report on the resolution of all proxies identified by the Advisor involving a conflict of interest. The Policies also permit the Adviser to delegate responsibility for voting proxies to the Sub-Advisor, subject to the Sub-Advisor’s agreement to abide by the terms of the Policy.

Where a proxy proposal raises a material conflict between the interests of the Advisor, the Sub-Advisor, any affiliated person(s) of the Advisor or the Sub-Advisor, the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund’s or its shareholder’s interests, the Advisor will resolve the conflict by voting in accordance with the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Advisor will abstain from voting. Copies of the Advisor’s and the Sub- Advisor’s proxy voting policies are attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-866-271-9244; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-866-271-9244 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of the date of this SAI, other than AR Capital, LLC and RCS Capital Corporation, no shareholders of record owned 5% or more of the outstanding shares of the Fund. As of the date of this SAI, the trustees and officers owned no shares of the Fund.

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INVESTMENT ADVISORY AND OTHER SERVICES

The Advisor

SEL Asset Management, LLC, located at 1235 Westlakes Drive, Suite 295, Berwyn, PA 19312, serves as the Fund’s investment advisor. The Advisor is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, as amended. The Advisor is a Delaware limited liability company formed in November 2012 for the purpose of advising the Fund. The Advisor commenced operations in February 2014. The Advisor was formed for the purpose of providing investment management services to registered investment vehicles. The Fund is the Advisor’s first initiative in the closed end fund marketplace. As of July 24, 2015, the Advisor had $6.28 million in assets under management. James J. Laman and Bradford W. Stanley are the Managing Members of the Advisor. Mr. Laman also serves as the Advisor’s Chief Compliance Officer. The Advisor’s principals own and/or manage several businesses and professional firms, including The Stanley Laman Group and the Laman Law Firm.

Under the general supervision of the Fund’s Board, the Advisor will carry out the investment and reinvestment of the net assets of the Fund, furnish a continuous investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In particular, the Advisor will be responsible for the determining the overall allocation of the Fund’s portfolio. The Advisor will retain sole responsibility for managing that portion of the Fund’s portfolio that is invested in Non-Traded REITs, Non-Traded BDCs and other illiquid securities. Responsibility for managing the remaining portion of the Fund’s portfolio, including the Fund’s investments in Listed REITs, CMBSs and other liquid securities, will be delegated to the Sub-Advisor. The Advisor will compensate all Advisor personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Advisor as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.10% of the Fund’s average daily net assets. The Advisor may employ research services and service providers to assist in the Advisor’s market analysis and investment selection.

A discussion regarding the basis for the Board’s approval of the Fund’s Investment Management Agreement is available in the Fund’s March 31, 2015 annual report to shareholders.

The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Advisor has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses), to the extent that they exceed 1.40% per annum of the Fund’s average daily net assets excluding the management and shareholder servicing fees (the “Expense Limitation”) through June 10, 2016. In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed. Any waiver or reimbursement of fees by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which such waiver or reimbursement occurred; provided, however, that (i) the Fund is able to make such repayment without exceeding the Expense Limitation in place at the time the fees being repaid were waived, and (ii) such repayment is approved by the Board. The Expense Limitation agreement may be terminated by the Fund’s Board at any time without penalty or automatically upon termination of the Management Agreement. After the current term, the Expense Limitation Agreement may be renewed at the Advisor’s and Board’s discretion.

The Sub-Advisor

National Fund Advisors, LLC, located at 405 Park Avenue, New York, NY 10022, serves as the Fund’s investment sub-advisor. The Sub-Advisor is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, as amended. The Sub-Advisor is a Delaware limited liability company formed in June 2011 for the purpose of providing investment management services to registered investment vehicles. The Sub-Advisor commenced operations in June 2013. As of July 24, 2015, the Sub-Advisor had approximately $100.1  million in assets under management. The Sub-Advisor currently manages four registered open-end mutual funds, which focus on income-related investments in the BDC, equity and real estate industry. As of July 24, 2015, those funds had approximately $71 million in assets under management. The Sub-Advisor is a wholly-owned subsidiary of ARC. John H. Grady and Christopher Pike are the President and Chief Investment Officer of the Sub-Advisor, respectively. Walter D. Karle serves as the Sub-Adviser’s Chief Compliance Officer.

Under the supervision of the Advisor, the Sub-Advisor manages that portion of the Fund’s portfolio allocated to the Sub-Advisor by the Advisor for investment in publicly-traded securities and other liquid investments (including Listed REITs, convertible mortgage bonds and CMBSs). The Sub-Advisor has no role in determining which Non-Traded REITs or BDCs the Fund will invest in. The Sub-Advisor compensates all Sub-Advisor personnel who provide services to the Fund. In return for these services, facilities and payments, the Advisor has agreed to pay the Sub-Advisor as compensation under the Sub-Advisory Agreement a monthly fee at the annual rate of 1.00% of the Fund’s daily net asset value attributable to that portion of the Fund’s portfolio that has been allocated to the Sub-Advisor by the Advisor. The Sub-Advisor’s fee will be paid by the Advisor out of the fee the Advisor receives

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from the Fund, and will not impact the Fund’s expenses. The Sub-Advisor may employ research services and service providers to assist in the Sub-Advisor’s market analysis and investment selection.

Management Fees

Set forth below is the Adviser’s annual management fee for each Fund, as well as the annual sub-advisory management fee paid by the Adviser, if any.

Fund	Adviser’s Management Fee (% of the Average Daily Net Asset)
American Real Estate Income Fund	1.10%

The Adviser’s annual management fees is 1.10% of the Fund’s average daily net assets.

The following table sets forth the total compensation received by the Adviser from the Fund during the fiscal period(s) indicated.

 For the fiscal period ended March 31, 2015:

Fund	Fees Earned by the Adviser	Advisory Fees Waived	Net Fees Earned by the Adviser	Expense Reimbursed	Amount Subject to Recoupment
American Real Estate Income Fund	$29,994	$29,994	$0	$710,286	$740,280

The Administrator

RCS Advisory Services, LLC, located at 405 Park Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s administrator. RCS Advisory Services, LLC is a subsidiary of RCS Capital Corporation and an affiliate of the Fund’s Distributer and of ARC. Pursuant to an administrative agreement, the Administrator provides the Fund with necessary administrative services. The Administrator has entered into a contract with Gemini, pursuant to which Gemini serves as sub-administrator and performs many of the administrative services for the Trust. In addition, the Administrator makes available the office space, equipment, personnel and facilities required to provide such administrative services to the Fund. For these administrative services, each Fund pays the Administrator the greater of an annual minimum fee or an asset based fee, which scales downward based upon net assets for fund administration and fund accounting services.

The following table sets forth the total compensation received by the Administrator from the Fund during the fiscal period(s) indicated.

 For the fiscal period ended March 31, 2015:

Fund	Administration Fees	Accounting Fees
American Real Estate Income Fund	$15,552	$12,465

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Advisor may, subject to the Ethics Codes, buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Advisor, or by the Advisor for the Advisor accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGER

Mark Painter serves as a Portfolio Manager of the Fund’s, with primary responsibility for overseeing the overall allocation of the Fund’s portfolio and for managing the portion of the Fund’s portfolio not allocated to the Sub- Advisor. Christopher Pike also serves as a portfolio manager of the Fund and has primary responsibility for managing the portion of the Fund’s investment portfolio allocated to the Sub-Advisor by the Advisor.

Mark Painter is a Portfolio Manager at the Advisor. Mr. Painter receives a salary, retirement plan benefits and discretionary bonus from the Advisor. Because the portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth

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individuals) (collectively, the “Client Accounts”), or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Advisor or its affiliates may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Advisor has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest. As of the date of this SAI, Mr. Painter owned no Fund shares.

In addition to serving as the portfolio manager of the Fund, Mr. Painter has been the co-manager of five private funds advised by the Stanley Laman Group: SLG High Growth and Fixed Income since February of 2005, SLG High Dividend and Value since February 2010, SLG Micro-Cap since December 2010, SLG International Opportunities LP since February 2012, and SLG Risk Managed since March 2013.

As of March 31, 2015, Mr. Painter was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts by Type	Total Number of Accounts by Account Types	Total Assets by Account Type	Number of Accounts by Types Subject to a Performance Fee	Total Assets by Account Types Subject to a Performance Fee
Registered Investment Companies	1	$ 677,245.76	None	None
Other Pooled Investment Vehicles	1	$ 75 mm	None	None
Other Accounts	800	$ 600 mm	None	None

Christopher Pike, the Chief Investment Officer of the Sub-Advisor, is one of the Fund’s portfolio managers. Mr. Pike is a Vice President of the Sub-Advisor and has primary responsibility for management of the publicly-traded liquid portion of the Fund’s investment portfolio. Mr. Pike receives a salary, retirement plan benefits and discretionary bonus from the Sub-Advisor. Because the portfolio manager may manage assets for other pooled investment vehicles and/or other Client Accounts or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Sub-Advisor may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Sub-Advisor has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest. As of the date of this SAI, Mr. Pike owned no Fund shares.

In addition to serving as a portfolio manager for the Fund, Mr. Pike serves as the portfolio manager for the AR Capital Real Estate Income Fund and co-portfolio manager for the AR Capital Global Real Estate Income Fund, registered open-end mutual funds sponsored by ARC.

As of March 31, 2015, Mr. Pike was responsible for the management of the following types of accounts in addition to the Fund:

Other Accounts by Type	Total Number of Accounts by Account Types	Total Assets by Account Type	Number of Accounts by Types Subject to a Performance Fee	Total Assets by Account Types Subject to a Performance Fee
Registered Investment Companies	2	$57,004,910.36	None	None
Other Pooled Investment Vehicles	-	-	-	-
Other Accounts	3	$22,938,413.54	None	None

Distributor

Realty Capital Securities, LLC (the “Distributor”), located at Three Copley Place, Boston, MA 02116 is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions.

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ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Advisor or the Sub-Advisor, as the case may be. The Advisor and the Sub-Advisor are authorized by the trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Advisor or the Sub-Advisor for the Fund’s use. Such allocation is to be in such amounts and proportions as the Advisor or the Sub-Advisory, as the case may be, shall determine. During the fiscal period ended March 31, 2015, the Fund paid $9,940 in brokerage commissions.

In selecting a broker or dealer to execute each particular transaction, the Advisor or the Sub-Advisor will take the following into consideration:

•	the best net price available;

•	the reliability, integrity and financial condition of the broker or dealer;

•	the size of and difficulty in executing the order; and

•	the quality and value of the investment research products or services provided by the broker or dealer to assist the Advisor or the Sub-Advisor, as the case may be, in the management of their client’s portfolios (including the Fund).

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Advisor or the Sub-Advisory, as the case may be, determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Advisor or the Sub-Advisory, as the case may be, may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Advisor or Sub-Advisor exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

Affiliated Party Brokerage: Neither the Advisor nor the Sub-Advisor (nor their respective affiliates), will purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Advisor or the Sub-Advisor, as the case may be, determines that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Advisor and the Sub-Advisor may place their trades under a policy adopted by the trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act, which place limitations on the securities transactions effected through affiliated brokers. The policy of the Fund with respect to brokerage is reviewed by the trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

Qualification and Taxation as a Regulated Investment Company

The Fund intends to qualify as regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

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Distribution Requirement

The Fund is required to timely distribute at least 90% of its investment company taxable income each year in order to qualify as a regulated investment company. The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made monthly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

Current U.S. federal income tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

Income and Asset Tests

In addition to satisfying the distribution requirement, to be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from ”qualified publicly traded partnerships” and gains from

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the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of “qualified publicly traded partnerships.” For these purposes, a “qualified publicly traded partnership” is a publicly traded partnership described in section 7704(b) of the Code other than a partnership 90% of the gross income of which would satisfy the 90% income test applicable to regulated investment companies, with certain modifications.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for U.S. federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

Taxation of Shareholders

The following discussion of U.S. federal income tax consequences is for the general information of shareholders that are subject to U.S. federal income tax.

Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earning and profits. Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. Dividends paid by REITs will generally not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. There can be no assurance as to what portion of Fund dividend payments may be classified as qualified dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for U.S. federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her U.S. federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

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Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the U.S. federal income tax laws, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

Because many of the Fund’s REIT investments will make distributions in excess of their taxable income, due in part to available depreciation deductions, it is expected that a portion of such distributions will constitute a non- taxable return of capital. Any return of capital generally will reduce the Fund’s tax basis in the REIT investment but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s tax basis in the REIT shares, the Fund generally will recognize capital gain. Shareholders of the Fund may also receive distributions that constitute a non-taxable return of capital. Shareholders of the Fund who receive such a distribution will reduce the tax basis in their Fund shares but not below zero. To the extent that such a distribution exceeds a shareholder’s tax basis in Fund shares, such shareholder generally will recognize a capital gain.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their own tax advisers about the application of federal, state and local and non U.S. tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

The Distributor has certain affiliated companies that offer retail brokerage accounts and/or investment advisory services. These broker dealers and investment advisers, consistent with their obligations under applicable law, determine the appropriateness of the investments for each client independently, based upon the facts and circumstances of each proposed sale or recommendation of independent financial advisers associated with these firms. However, these broker-dealers or investment advisers, as a result of the affiliation with the Distributor, may have a financial interest in offering a security of the Distributor. One or more of the affiliated broker dealers may also act as a soliciting dealer for other offerings sponsored directly or indirectly by the Distributor or other affiliated companies.

In accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”), affiliated investment advisers of the Distributor may be required to waive certain fees for the advisory accounts that are covered by ERISA. Specifically, if these ERISA covered accounts invest in securities of affiliated issuers there may be a prohibition under ERISA from charging management fees for both the account and affiliated security. Please consult with your financial adviser or investment adviser about these fees if the account at the affiliated broker-dealer or investment adviser is covered by ERISA.

Administrator

RCS Advisory Services, LLC, located at 405 Park Avenue, New York, NY 10022, serves as the Fund’s Administrator. American National Stock Transfer, LLC serves as the Fund’s Transfer Agent. Gemini Fund Services, LLC, located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 serves as the Fund’s Sub-Administrator, Fund Accounting Agent and Sub-Transfer Agent.

Legal Counsel

Proskauer Rose LLP, Eleven Times Square, New York, NY 10036-8299, acts as legal counsel to the Fund.

Custodian

MUFG Union Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the trustees. Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 350 California Street, 6th Floor, San Francisco, CA 94104.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 26th Floor, Philadelphia, PA 19103.

FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm's report thereon contained in the Fund's annual report dated March 31, 2015, are incorporated by reference in this Statement of Additional Information. The Fund's annual report is available upon request, without charge, by calling the Fund toll-free at 1-866-271-9244.

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APPENDIX A

AMERICAN REAL ESTATE INCOME FUND

PROXY VOTING POLICIES AND PROCEDURES

SEC-registered advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt written policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients. Registered advisers must also maintain certain records on proxy voting. In many cases, the Fund invests in securities that entitle it to limited (if any) voting rights in its portfolio companies. When the Fund does have voting rights, the Fund delegates the power to exercise such rights to the Adviser. The Adviser, in turn, delegates the power to vote proxies with respect to any securities in that portfolio of the Fund’s portfolio managed by the Sub-Adviser to the Sub-Adviser. Copies of the Adviser’s and Sub- Advisers proxy voting policies and procedures are attached.

Investors in the Fund may obtain information regarding how the Adviser and the Sub-Adviser voted proxies with respect to the Fund’s voting securities during the most recent twelve-month period ended June 30 free of charge by making a written request for proxy voting information to American Real Estate Income Fund, c/o RCS Advisory Services, LLC, 405 Park Avenue, New York, NY 10022 or by calling the Fund at 1-866-271-9244. Such information is also available on the SEC’s website at http://www.sec.gov.

SEL Asset Management, LLC

Proxy Voting Policies and Procedures

Policy

SEL Asset Management, LLC, as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of the clients. Our firm maintains written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about our firm's proxy policies and practices. Our policy and practice includes the responsibility to monitor corporate actions, receive and vote client proxies and disclose any potential conflicts of interest as well as making information available to clients about the voting of proxies for their portfolio securities and maintaining relevant and required records.

Background

Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

Investment advisers registered with the SEC, and which exercise voting authority with respect to client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser's interests and those of its clients; (b) to disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) to describe to clients a summary of its proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser's proxy voting activities when the adviser does have proxy voting authority.

Responsibility

The CCO has the responsibility for the implementation and monitoring of our proxy voting policy, practices, disclosures and record keeping, including outlining our voting guidelines in our procedures.

Procedure

SEL Asset Management, LLC has adopted procedures to implement the firm's policy and conducts reviews to monitor and ensure the firm's policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

Voting Procedures

•	All employees will forward any proxy materials received on behalf of clients to the CCO or portfolio manager;

•	The CCO or portfolio manager will determine which client accounts hold the security to which the proxy relates; and

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•	absent material conflicts, the CCO or portfolio manager will determine how SEL Asset Management, LLC should vote the proxy in accordance with applicable voting guidelines, complete the proxy and vote the proxy in a timely and appropriate manner.

Disclosure

•	SEL Asset Management, LLC will provide required disclosures in response to Item 17 of Form ADV Part 2A summarizing this proxy voting policy and procedures, including a statement that clients may request information regarding how SEL Asset Management, LLC voted a client's proxies;

•	SEL Asset Management, LLC's disclosure summary will include a description of how clients may obtain a copy of the firm's proxy voting policies and procedures; and

•	SEL Asset Management, LLC's proxy voting practice is disclosed in the firm's advisory agreement(s).

Client Requests for Information

•	all client requests for information regarding proxy votes, or policies and procedures, received by any employee should be forwarded to the CCO or portfolio manager; and

•	in response to any request, the CCO or portfolio manager will prepare a written response to the client with the information requested, and as applicable will include the name of the issuer, the proposal voted upon, and how SEL Asset Management, LLC voted the client's proxy with respect to each proposal about which client inquired.

Voting Guidelines

•	in the absence of specific voting guidelines from the client, SEL Asset Management, LLC will vote proxies in the best interests of each particular client. SEL Asset Management, LLC's policy is to vote all proxies from a specific issuer the same way for each client absent qualifying restrictions from a client. Clients are permitted to place reasonable restrictions on SEL Asset Management, LLC's voting authority in the same manner that they may place such restrictions on the actual selection of account securities;

•	SEL Asset Management, LLC will generally vote in favor of routine corporate housekeeping proposals such as the election of directors and selection of auditors absent conflicts of interest raised by an auditors non- audit services;

•	SEL Asset Management, LLC will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights; and

•	in reviewing proposals, SEL Asset Management, LLC will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer's business practices.

Conflicts of Interest

•	SEL Asset Management, LLC will conduct quarterly reviews to identify any conflicts that exist between the interests of the adviser and the client by reviewing the relationship of SEL Asset Management, LLC with the issuer of each security to determine if SEL Asset Management, LLC or any of its employees has any financial, business or personal relationship with the issuer;

•	if a material conflict of interest exists, the CCO or portfolio manager will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third party voting recommendation; and

•	SEL Asset Management, LLC will maintain a record of the voting resolution of any conflict of interest.

Recordkeeping

The CCO or portfolio manager shall retain the following proxy records in accordance with the SEC's five-year retention requirement.

•	these policies and procedures and any amendments;

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•	each proxy statement that SEL Asset Management, LLC receives;

•	a record of each vote that SEL Asset Management, LLC casts;

•	any document SEL Asset Management, LLC created that was material to making a decision how to vote proxies, or that memorializes that decision including periodic reports to the CCO or portfolio manager, if applicable; and

•	a copy of each written request from a client for information on how SEL Asset Management, LLC voted such client's proxies, and a copy of any written response.

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National Fund Advisors, LLC

Proxy Voting, Corporate Actions and Class Actions

March 2013

I.	Background

This Proxy Voting, Corporate Actions and Class Actions Policy (“Policy”) is adopted by National Fund Advisors, LLC (“NFA,” the “Adviser” or the “Firm”), for use in connection with its management of portfolios for clients, including Realty Capital Income Funds Trust (the “Trust”) and each of its series (each a “Fund” and collectively the “Funds”), in order to provide a method of monitoring proxy voting and actions taken with regard to corporate actions and class actions, to provide a method of reporting the actions taken appropriately and to meet regulatory requirements and client needs.

NFA generally will exercise voting authority on behalf of its clients, including the Funds (collectively, “Clients”), pursuant to contractual delegation of such authority. Clients that do not provide written authorization for NFA to exercise voting authority are responsible for their own proxy voting, corporate actions and class actions.

II.	Issue

Rule 206(4)-6 under the Advisers Act requires every investment adviser who exercises voting authority with respect to client securities to adopt and implement written policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interest of its clients. The procedures must address material conflicts that may arise in connection with proxy voting. The Rule further requires the adviser to provide a concise summary of the adviser’s proxy voting policies and procedures and to provide copies of the complete proxy voting policy and procedures to clients upon request. Lastly, the Rule requires that the adviser disclose to clients how they may obtain information on how the adviser voted their proxies.

III.	Policy — Proxies and Corporate Actions

To the extent that voting a proxy is desirable, NFA votes proxies in a manner that it believes is most likely to enhance the economic value of the underlying securities held in client accounts and considers each proposal on a case-by -case basis taking into consideration any relevant contractual obligations as well as other relevant facts and circumstances at the time of the vote. NFA will not respond to proxy solicitor requests unless it determines that it is in the best interest of its Clients to do so.

In certain limited circumstances, NFA may, on behalf of Clients, enter into voting agreements or other contractual obligations that govern the voting of shares. In the event of a conflict between any such contractual requirements and the Guidelines (listed below), NFA will vote in accordance with its contractual obligations.

Where NFA determines that there are unusual costs and/or difficulties associated with voting a proxy (or class action or corporate action), which more typically might be the case with respect to proxies (or class action or corporate action) of non-U.S. issuers, the Firm reserves the right to not vote a proxy unless it determines that the potential benefits of voting the proxy exceed the expected cost to the Client. Other factors that may influence NFA’s determination not to vote a proxy for a debtor equity security include: (1) whether the value of the portfolio holding is insignificant in relation to the Client’s portfolio; (2) whether the cost of voting the proxy outweighs the possible benefit to the applicable Client, including, without limitation, situations where a jurisdiction imposes share blocking restrictions which may affect the ability of the portfolio managers to effect trades in the related security; or (3) NFA otherwise has determined that it is consistent with its fiduciary obligations not to vote the proxy.

The Guidelines provide a basis for making decisions in the voting of proxies, class actions or corporate actions for Clients. When voting proxies, class actions or corporate actions, NFA’s utmost concern is that all decisions be made solely in the interests of the Client and with the goal of maximizing the value of the Client’s investments. With this goal in mind, the Guidelines cover various categories of voting decisions and generally specify whether NFA will vote (assuming it votes at all) for or against a particular type of proposal. NFA’s underlying philosophy, however, is that its portfolio managers, who are primarily responsible for evaluating the individual holdings of the Firm’s clients, are best able to determine how to further client interests and goals and are primarily responsible for determining how to vote proxies, class actions or corporate actions in accordance with this policy. The portfolio managers may, in their discretion, take into account the recommendations of appropriate members of NFA’s executive and senior management and, if desired, an outside service.

All proxies, class actions or corporate actions received shall be retained by the Chief Risk Officer or designate. Such records shall include whether the Firm voted such proxy or corporate actions and, if so, how the proxy was

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voted. The records also shall be transcribed into a format such that any Client’s overall proxy and corporate actions voting record can be provided upon request.

IV.	Proofs of Claim

NFA does not complete proofs-of-claim on behalf of Clients for current or historical holdings; however, the Firm will assist clients with collecting information relevant to filing proofs-of-claim when such information is in the possession of NFA. The Firm does not undertake to complete or provide proofs-of-claim for securities that had been held by any former client.

V.	Class Actions Policy

In the event that Client securities become the subject of a Class Action lawsuit, the portfolio manager will assess the value to Clients in participating in such legal action. If the portfolio manager decides that participating in the Class Action is in the Client’s best interest, NFA will submit appropriate documentation on Clients’ behalf, subject to contractual or other authority. NFA may consider any relevant information in determining whether participation in a Class Action lawsuit is in a Client’s best interest, including the costs that would be incurred by the Client and the resources that would be expended in participating in a Class Action, including in comparison to the Client pursuing other legal recourse against the issuer.

VI.	Procedures for Lent Securities and Issuers in Share-blocking Countries

At times, NFA may not be able to vote proxies or take action in respect of corporate actions on behalf of Clients when a Client’s relevant securities are on loan in accordance with the Client’s securities lending program that is controlled by a securities lending agent or custodian acting independently of NFA. Notwithstanding this fact, in the event that the Firm becomes aware of a proxy or corporate action voting matter that would enhance the economic value of the client’s position and that position is lent out, NFA will make reasonable efforts to inform the Client that NFA is not able to vote the proxy until or unless the Client recalls the lent security. When such situations relate to the Funds, NFA will take actions to recall the lent security. In certain markets where share blocking occurs, shares must be frozen for trading purposes at the custodian or sub -custodian in order to vote. During the time that shares are blocked, any pending trades will not settle. Depending on the market, this period can last from one day to three weeks. Any sales that must be executed will settle late and potentially be subject to interest charges or other punitive fees. For this reason, in blocking markets, the Firm retains the right to vote or not, based on the determination of the Firm’s investment personnel as to whether voting would be in the Client’s best interest.

VII.	Procedures for Material Conflicts of Interest

Should material conflicts of interest arise as to a proxy or corporate action, the proxy or corporate action shall be brought to the attention of the Chief Compliance Officer or designate, who shall involve other executive managers or legal counsel (which may be the General Counsel) as may be deemed necessary by the Chief Compliance Officer to attempt to resolve such conflicts. Such individuals also shall determine the materiality of such conflict if the conflict cannot be resolved. (An example of a specific conflict of interest that should be brought to the Chief Compliance Officer (or designate) is a situation where a proxy contest involves securities issued by a Client. When in doubt as to a potential conflict, portfolio managers shall bring the proxy to the attention of the Chief Compliance Officer or designate.)

If, after appropriate review, a material conflict is deemed to exist, NFA will seek to resolve any such conflict in the best interest of the Client whose assets it is voting by pursuing any one of the following courses of action: (i) voting (or not voting) in accordance with the voting guidelines or factors set forth in this Policy; (ii) convening a committee consisting of the Chief Compliance Officer and other non-investment executive officers of the Firm to assess and resolve the conflict; (iii) voting in accordance with the recommendation of an independent third-party service provider chosen non- investment executive officers of NFA; or (iv) voting (or not voting) in accordance with the instructions of such Client or (v) not voting the Proxy (if consistent with NFA’s fiduciary obligations).

VIII.	Procedures for Proxy Solicitation

In the event that any employee of NFA receives a request to reveal or disclose NFA’s voting intention on a specific proxy event, then the employee must forward the solicitation request to the Chief Compliance Officer or

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designate. Such requests shall be reviewed with appropriate executive and senior management. Any written requests shall be retained with the proxy files maintained by the Chief Operating Officer or designate.

IX.	Additional Procedures for the Funds

A.	Filing Form N-PX

Rule 30b1-4 under the Investment Company Act of 1940 requires mutual funds to file an annual record of proxies voted by a Fund on Form N-PX. Form N -PX must be filed each year no later than August 31 and must contain the Funds’ proxy voting record for the most recent twelve-month period ending June 30.

The Funds rely upon their respective fund administrator to prepare and make their filings on Form N-PX. NFA shall assist the fund administrator by providing information regarding any proxy votes made for the Funds within the most recent twelve-month period ending June 30. The Firm shall retain records of any such votes with sufficient information to make accurate annual Form N-PX filings.

B.	Providing Policies and Procedures

Mutual funds (including the Funds) that invest in voting securities are required to describe in their statements of additional information (“SAIs”) the policies and procedures that they use to determine howto vote proxies relating to securities held in their portfolios. The Funds may choose to include these policies and procedures as part of their registration statement. Closed end funds must disclose their proxy voting policies and procedures annually on Form N-CSR.

Funds are required to disclose in shareholder reports that a description of the fund's proxy voting policies and procedures is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the fund's website, if applicable; and (iii) on the Commission's website at http://www.sec.gov. The Funds’ administrator shall ensure that such disclosures are included when preparing shareholder reports on the Funds’ behalf. The Funds currently do not provide the proxy policies and procedures on their website. Each Fund is required to send the description of its proxy voting policies and procedures within three business days of receipt of the request, by first -class mail or other means designed to ensure equally prompt delivery. The Funds rely upon the fund administrator to provide this service.

X.	Recordkeeping

A.	NFA must maintain the documentation described in this policy for a period of not less than five (5) years from the end of the fiscal year during which the last entry was made on such record, the first two (2) years at its principal place of business.

B.	Client request to review proxy votes:

Any request from a Client, whether written (including e -mail) or oral, received by any employee of NFA, must be retained. In order to facilitate the management of proxy voting record keeping process, and to facilitate dissemination of such proxy voting records to clients, the Firm will distribute to any Client requesting proxy voting information NFA’s complete proxy voting record for the Client for the period requested. If deemed operationally more efficient, the Firm may choose to release its entire proxy voting record for the requested period, with any information identifying a particular client redacted.

Furnish the information requested, free of charge, to the Client within a reasonable time period (within 10 business days) . Maintain a copy of the written record provided in response to Client’s written (including e-mail) or oral request. A copy of the written response should be attached and maintained with the Client’s written request, if applicable, and maintained in an appropriate file. Clients can require the delivery of the proxy voting record relevant to their accounts for the five year period prior to their request.

C.	Proxy voting records:

Documents prepared or created by NFA that were material to making a decision on how to vote, or that memorialized the basis for the decision.

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Documentation or notes or any communications received from third parties, other industry analysts, third party service providers, company’s management discussions, etc. that were material in the basis for the decision.

XI.	Disclosure

The CCO or designate will ensure that Form ADV Part 2A is updated as necessary to reflect: (i) all material changes to this policy; and (ii) regulatory requirements related to proxy voting disclosure.

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Attachment A

Proxy Voting, Corporate Action and Class Action Policy Guidelines

March 2013

The proxy voting decisions set forth below refer to proposals by company management except for the categories of “Shareholder Proposals” and “Social Issue Proposals.” The voting decisions in these latter two categories refer to proposals by outside shareholders.

Governance

•	For trustee nominees in uncontested elections

•	For management nominees in contested elections

•	For ratifying auditors, except against if the previous auditor was dismissed because of a disagreement with the company or if the fees for non-audit services exceed 51% of total fees

•	For changing the company name

•	For approving other business

•	For adjourning the meeting

•	For technical amendments to the charter and/or bylaws

•	For approving financial statements

Capital Structure

•	For increasing authorized common stock

•	For decreasing authorized common stock

•	For amending authorized common stock

•	For the issuance of common stock, except against if the issued common stock has superior voting rights

•	For approving the issuance or exercise of stock warrants

•	For authorizing preferred stock, except against if the board has unlimited rights to set the terms and conditions of the shares

•	For increasing authorized preferred stock, except against if the board has unlimited rights to set the terms and conditions of the shares

•	For decreasing authorized preferred stock

•	For canceling a class or series of preferred stock

•	For amending preferred stock

•	For issuing or converting preferred stock, except against if the shares have voting rights superior to those of other shareholders

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•	For eliminating preemptive rights

•	For creating or restoring preemptive rights

•	Against authorizing dual or multiple classes of common stock

•	For eliminating authorized dual or multiple classes of common stock

•	For amending authorized dual or multiple classes of common stock

•	For increasing authorized shares of one or more classes of dual or multiple classes of common stock, except against if it will allow the company to issue additional shares with superior voting rights

•	For a stock repurchase program

•	For a stock split

•	For a reverse stock split, except against if the company does not intend to proportionally reduce the number of authorized shares the number of authorized shares

Mergers and Restructuring

•	For merging with or acquiring another company

•	For recapitalization

•	For restructuring the company

•	For bankruptcy restructurings

•	For liquidations

•	For reincorporating in a different state

•	For a leveraged buyout of the company

•	For spinning off certain company operations or divisions

•	For the sale of assets

•	Against eliminating cumulative voting

•	For adopting cumulative voting

Board of Trustees

•	For limiting the liability of trustees

•	For setting the board size

•	For allowing the trustees to fill vacancies on the board without shareholder approval

•	Against giving the board the authority to set the size of the board as needed without shareholder approval

•	For a proposal regarding the removal of trustees, except against if the proposal limits the removal of trustees to cases where there is legal cause

•	For non-technical amendments to the company’s certificate of incorporation, except against if an amendment would have the effect of reducing shareholders’ rights

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•	For non-technical amendments to the company’s bylaws, except against if an amendment would have the effect of reducing shareholder’s rights

Anti-Takeover Provisions

•	Against a classified board

•	Against amending a classified board

•	For repealing a classified board

•	Against ratifying or adopting a shareholder rights plan (poison pill)

•	Against redeeming a shareholder rights plan (poison pill)

•	Against eliminating shareholders’ right to call a special meeting

•	Against limiting shareholders’ right to call a special meeting

•	For restoring shareholders’ right to call a special meeting

•	Against eliminating shareholders’ right to act by written consent

•	Against limiting shareholders’ right to act by written consent
•	For restoring shareholders’ right to act by written consent

•	Against establishing a supermajority vote provision to approve a merger or other business combination

•	For amending a supermajority vote provision to approve a merger or other business combination, except against if the amendment would increase the vote required to approve the transaction

•	For eliminating a supermajority vote provision to approve a merger or other business combination

•	Against adopting supermajority vote requirements (lock-ins) to change certain bylaw or charter provisions

•	Against amending supermajority vote requirements (lock-ins) to change certain bylaw or charter provisions

•	For eliminating supermajority vote requirements (lock-ins) to change certain bylaw or charter provisions

•	Against expanding or clarifying the authority of the board of trustees to consider factors otherthan the interests of shareholders in assessing a takeover bid

•	Against establishing a fair price provision

•	Against amending a fair price provision

•	For repealing a fair price provision

•	For limiting the payment of greenmail

•	Against adopting advance notice requirements

•	For opting out of a state takeover statutory provision

•	Against opt into a state takeover statutory provision

Compensation

•	For adopting a stock incentive plan for employees, except decide on a case-by-case basis if the plan dilution is

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more than 15% of outstanding common stock or if the potential dilution from all company plans, including the one proposed, is more than 20% of outstanding common stock

•	For amending a stock incentive plan for employees, except decide on a case-by-case basis if the minimum potential dilution from all company plans, including the one proposed, is more than 20% of outstanding common stock

•	For adding shares to a stock incentive plan for employees, except decide on a case-by-case basis if the plan dilution is more than 15% of outstanding common stock or if the potential dilution from all company plans, including the one proposed, is more than 20% of outstanding common stock

•	For limiting per-employee option awards

•	For extending the term of a stock incentive plan for employees

•	Case-by-case on assuming stock incentive plans

•	For adopting a stock incentive plan for non-employee trustees, except decide on a case-by-case basis if the plan dilution is more than 5% of outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of outstanding common equity

•	For amending a stock incentive plan for non-employee trustees, except decide on a case-by-case basis if the minimum potential dilution from all plans, including the one proposed, is more than 10% of outstanding common equity

•	For adding shares to a stock incentive plan for non-employee trustees, except decide on a case- by-case basis if the plan dilution is more than 5% of outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity
•	For adopting an employee stock purchase plan, except against if the proposed plan allows employees to purchase stock at prices of less than 75% of the stock’s fair market value

•	For amending an employee stock purchase plan, except against if the proposal allows employees to purchase stock at prices of less than 75% of the stock’s fair market value

•	For adding shares to an employee stock purchase plan, except against if the proposed plan allows employees to purchase stock at prices of less than 75% of the stock’s fair market value

•	For adopting a stock award plan, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity

•	For amending a stock award plan, except against if the amendment shortens the vesting requirements or lessens the performance requirements

•	For adding shares to a stock award plan, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity

•	For adopting a stock award plan for non-employee trustees, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity

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•	For amending a stock award plan for non-employee trustees, except decide on a case-by- case basis if the minimum potential dilution from all plans is more than 10% of the outstandingcommon equity.

•	For adding shares to a stock award plan for non-employee trustees, except decide on a case-by-case basis if the plan dilution is more than 5% of the outstanding common equity or if the minimum potential dilution from all plans, including the one proposed, is more than 10% of the outstanding common equity

•	For approving an annual bonus plan

•	For adopting a savings plan

•	For granting a one-time stock option or stock award, except decide on a case-by-case basis if the plan dilution is more than 15% of the outstanding common equity

•	For adopting a deferred compensation plan

•	For approving a long-term bonus plan

•	For approving an employment agreement or contract

•	For amending a deferred compensation plan

•	For exchanging underwater options (options with a per-share exercise price that exceeds the underlying stock’s current market price)

•	For amending an annual bonus plan

•	For reapproving a stock option plan or bonus plan for purposes of OBRA

•	For amending a long-term bonus plan

Shareholder Proposals

•	For requiring shareholder ratification of auditors

•	Against requiring the auditors to attend the annual meeting

•	Against limiting consulting by auditors

•	Against requiring the rotation of auditors

•	Against restoring preemptive rights

•	For asking the company to study sales, spin-offs, or other strategic alternatives

•	For asking the board to adopt confidential voting and independent tabulation of the proxy ballots

•	Against asking the company to refrain from counting abstentions and broker non-votes in vote tabulations

•	Against eliminating the company’s discretion to vote unmarked proxy ballots.

•	For providing equal access to the proxy materials for shareholders

•	Against requiring a majority vote to elect trustees

•	Against requiring the improvement of annual meeting reports

•	Against changing the annual meeting location

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•	Against changing the annual meeting date

•	Against asking the board to include more women and minorities as trustees.

•	Against seeking to increase board independence

•	Against limiting the period of time a trustee can serve by establishing a retirement or tenure policy

•	Against requiring minimum stock ownership by trustees

•	Against providing for union or employee representatives on the board of trustees

•	For increasing disclosure regarding the board’s role in the development and monitoring of the company’s long- term strategic plan

•	For increasing the independence of the nominating committee

•	For creating a nominating committee of the board

•	Against urging the creation of a shareholder committee

•	Against asking that the chairman of the board of trustees be chosen from among the ranks of the non-employee trustees

•	Against asking that a lead trustee be chosen from among the ranks of the non-employee trustees

•	For adopting cumulative voting

•	Against requiring trustees to place a statement of candidacy in the proxy statement

•	Against requiring the nomination of two trustee candidates for each open board seat

•	Against making trustees liable for acts or omissions that constitute a breach of care resulting from a trustee’s gross negligence and/or reckless or willful neglect

•	For repealing a classified board

•	Against asking the board to redeem or to allow shareholders to vote on a poison pill shareholder rights plan

•	For eliminating supermajority provisions

•	For reducing supermajority provisions

•	Against repealing fair price provisions

•	For restoring shareholders’ right to call a special meeting

•	For restoring shareholders’ right to act by written consent

•	For limiting the board’s discretion to issue targeted share placements or requiring shareholder approval before such block placements can be made

•	For seeking to force the company to opt out of a state takeover statutory provision
•	Against reincorporating the company in another state

•	For limiting greenmail payments

•	Against advisory vote on compensation

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•	Against restricting executive compensation

•	For enhance the disclosure of executive compensation

•	Against restricting trustee compensation

•	Against capping executive pay

•	Against calling for trustees to be paid with company stock

•	Against calling for shareholder votes on executive pay

•	Against calling for the termination of trustee retirement plans

•	Against asking management to review, report on, and/or link executive compensation to non- financial criteria, particularly social criteria

•	Against seeking shareholder approval to re-price or replace underwater stock options

•	For banning or calling for a shareholder vote on future golden parachutes

•	Against seeking to award performance-based stock options

•	Against establishing a policy of expensing the costs of all future stock options issued by the company in the company’s annual income statement

•	Against requesting that future executive compensation be determined without regard to any pension fund income

•	Against approving extra benefits under Supplemental Executive Retirement Plans (SERPs)

•	Against requiring option shares to be held

•	For creating a compensation committee

•	Against requiring that the compensation committee hire its own independent compensation consultants-separate from the compensation consultants working with corporate management-to assist with executive compensation issues

•	For increasing the independence of the compensation committee

•	For increasing the independence of the audit committee

•	For increasing the independence of key committees

Social Issue Proposals

•	Against asking the company to develop or report on human rights policies

•	For asking the company to review its operations’ impact on local groups, except against if the proposal calls for action beyond reporting

•	Against asking the company to limit or end operations in Burma

•	For asking management to review operations in Burma

•	For asking management to certify that company operations are free of forced labor

•	Against asking management to implement and/or increase activity on each of the principles of the U.S. Business Principles for Human Rights of Workers in China.

•	Against asking management to develop social, economic, and ethical criteria that the company could use to determine the acceptability of military contracts and to govern the execution of the contracts
•	Against asking management to create a plan of converting the company’s facilities that are dependent on defense contracts toward production for commercial markets

•	Against asking management to report on the company’s government contracts for the development of ballistic missile defense technologies and related space systems

•	Against asking management to report on the company’s foreign military sales or foreign offset activities

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•	Against asking management to limit or end nuclear weapons production

•	Against asking management to review nuclear weapons production

•	Against asking the company to establish shareholder-designated contribution programs

•	Against asking the company to limit or end charitable giving

•	For asking the company to increase disclosure of political spending and activities

•	Against asking the company to limit or end political spending

•	For requesting disclosure of company executives’ prior government service

•	Against requesting affirmation of political nonpartisanship

•	For asking management to report on or change tobacco product marketing practices, except against if the proposal calls for action beyond reporting

•	Against severing links with the tobacco industry

•	Against asking the company to review or reduce tobacco harm to health

•	For asking management to review or promote animal welfare, except against if the proposal calls for action beyond reporting

•	For asking the company to report or take action on pharmaceutical drug pricing or distribution, except against if the proposal asks for more than a report

•	Against asking the company to take action on embryo or fetal destruction

•	For asking the company to review or report on nuclear facilities or nuclear waste, except against if the proposal asks for cessation of nuclear-related activities or other action beyond reporting •

•	For asking the company to review its reliance on nuclear and fossil fuels, its development or use of solar and wind power, or its energy efficiency, except vote against if the proposal asks for more than a report.

•	Against asking management to endorse the Ceres principles

•	For asking the company to control generation of pollutants, except against if the proposal asks for action beyond reporting or if the company reports its omissions and plans to limit their future growth or if the company reports its omissions and plans to reduce them from established levels

•	For asking the company to report on its environmental impact or plans, except against if management has issued a written statement beyond the legal minimum

•	For asking management to report or take action on climate change, except against if management acknowledges a global warming threat and has issued company policy or if management has issued a statement and committed to targets and timetables or if the company is not a major emitter of greenhouse gases

•	For asking management to report on, label, or restrict sales of bioengineered products, except against if the proposal asks for action beyond reporting or calls for a moratorium on sales of bioengineered products

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•	Against asking the company to preserve natural habitat

•	Against asking the company to review its developing country debt and lending criteria and to report to shareholders on its findings

•	Against requesting the company to assess the environmental, public health, human rights, labor rights, or other socioeconomic impacts of its credit decisions

•	For requesting reports and/or reviews of plans and/or policies on fair lending practices, except against if the proposal calls for action beyond reporting

•	Against asking the company to establish committees to consider issues related to facilities closure and relocation of work

•	For asking management to report on the company’s affirmative action policies and programs, including releasing its EEO-1 forms and providing statistical data on specific positions within the company, except against if the company releases its EEO-1 reports

•	Against asking management to drop sexual orientation from EEO policy

•	Against asking management to adopt a sexual orientation non-discrimination policy

•	For asking management to report on or review Mexican operations

•	Against asking management to adopt standards for Mexican operations

•	Against asking management to review or implement the MacBride principles

•	Against asking the company to encourage its contractors and franchisees to implement the MacBride principles

•	For asking management to report on or review its global labor practices or those of its contractors, except against if the company already reports publicly using a recognized standard or if the resolution asks for more than a report

•	Against asking management to adopt, implement, or enforce a global workplace code of conduct based on the International Labor Organization’s core labor conventions

•	For requesting reports on sustainability, except against if the company has already issued a report in GRI format A-15

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AMERICAN REAL ESTATE INCOME FUND

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A:   The financial highlights of the American Real Estate Income Fund (the "Registrant") for the fiscal period ended March 31, 2015 are included in Part A of this registration statement in the section entitled "Financial Highlights."

Part B:   The Registrant's audited financial statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal period ended March 31, 2015, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits

(a)(1)	Amended and Restated Declaration of Trust.(2)
(a)(2)	Amended Certificate of Trust.(2)
(b)	Bylaws of Registrant.(2)
(c)	Not applicable.
(d)(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Agreement and Declaration of Trust.(2)
(d)(2)	Article 12 (Meetings) of the Bylaws of Registrant.(2)
(e)	Not applicable.
(f)	Not applicable.
(g)(1)	Investor Advisory Agreement.(2)
(g)(2)	Investment Sub-Advisory Agreement.(2)
(h)(1)	Form of Underwriting Agreement.(2)
(h)(2)	Form of Shareholder Servicing Plan and Agreement.(2)
(h)(3)	Form of Selected Dealer Agreement.(2)
(h)(3)	Form of New Account Application.(3)
(i)	Not applicable.
(j)	Custodian Agreement.(2)
(k)(1)	Administrative Services Agreement.(2)
(k)(2)	Sub-Administrative Services Agreement.(2)
(k)(3)	Transfer Agent Agreement.(2)
(k)(3)(2)	Form of Transfer Agency Fee Waiver Letter Agreement.(6)
(k)(4)	Sub-Transfer Agent Agreement.(2)
(k)(5)	Form of Amended and Restated Expense Limitation Agreement.(6)
(k)(6)	CCO Services Agreement.(2)
(k)(7)	CFO Services Agreement.(2)
(l)(1)	Opinion and consent of Proskauer Rose LLP.(4)
(l)(2)	Consent of Proskauer Rose LLP.(6)
(m)	Not applicable.
(n)	Consent of Registrant’s independent registered public accounting firm.(6)
(o)	Not applicable.
(p)	Subscription Agreement.(2)
(r)(1)	Code of Ethics of the Registrant.(2)
(r)(2)	Code of Ethics of the Advisor.(2)
(r)(3)	Code of Ethics of Sub-Advisor.(2)
(r)(4)	Code of Ethics of Principal Underwriter.(2)
(s)	Power of Attorney.(5)

_____________

(1)	Filed on August 15, 2011 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.

(2)	Filed on February 14, 2014 with Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.

(3)	Filed on March 7, 2014 with Registrant’s Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-176316 and 811-22599) and incorporated by reference herein.

(4)	Filed on February 14, 2014 with Registrant’s Pre-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-176316 and 811-22599) and incorporated by reference herein.

(5)	Powers of Attorney for Gerard Scarpati, Robert F. Amweg, Mark Painter, Christopher Pike, Robin A. Ferracone, and Stanley R. Perla filed on May 14, 2015 with Registrant’s Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-176316 and 811-22599) and incorporated by reference herein. Power of Attorney for John H. Grady filed on May 1, 2015 with Post- Effective Amendment No. 2 to the Registrant’s Registration Statement of Form N-2 (File Nos. 333-176316 and 811-22599) and incorporated by reference herein.

(6)	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the sale and distribution of the securities described in this registration statement.

Securities and Exchange Commission Fees	$128,800
Financial Industry Regulatory Authority Fees	$0
Blue Sky Fees	$41,346
Accounting Fees and Expenses	$2,000
Legal Fees and Expenses	$428,386
Printing and Postage Expenses	$16,302
Miscellaneous Fees and Expenses	$44,080
Total:	$660,914

Item 28. Persons Controlled by or Under Common Control with Registrant

It is expected now that the Fund has commenced investment operations and its shares are being sold to the public that the below affiliates of the Adviser’s control will be diluted until such time as the Fund is controlled by its unaffiliated shareholders.

As of July 27, 2015:

% of Voting Securities Owned
Registrant	0
AR Capital LLC	48.64%
RCS Capital Corporation	48.64%

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of July 27, 2015 of each class of securities of the Fund.

Number of Record Holders
Shares of Beneficial Interest	6

Item 30. Indemnification

Reference is made to Article VIII Sections 1 through 4, of the Registrant's Agreement and Declaration of Trust (the “Declaration of Trust”) which is incorporated by reference herein.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information as to each member, director, executive officer, or partner of the investment adviser is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-74427), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained for the Registrant at c/o Gemini Fund Services, LLC, 17605 Wright Street, Suite 2, Omaha, NE 68130 and at the offices of the Registrant’s Adviser at 410 Ocean Avenue, Lynbrook, New York 11563, respectively.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Registrant hereby undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
2.	Not applicable.
3.	Not applicable.
4.	Registrant hereby undertakes:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

f.	Registrant hereby undertakes: To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

5.	Registrant hereby undertakes that:
a.	for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and
b.	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
6.	Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, State of New York, on the 29th day of July, 2015.

AMERICAN REAL ESTATE INCOME FUND

*By:	/s/ John H. Grady
John H. Grady
President, Treasurer and Secretary, and Chairman and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	SIGNATURE	TITLE	DATE
	*/s/ John H. Grady	President, Treasurer and Secretary,
	John H. Grady	and Chairman and Trustee	July 29, 2015

*/s / Gerard Scarpati
	Gerard Scarpati	Chief Financial Officer	July 29, 2015

*/s/ Robert F. Amweg
	Robert F. Amweg	Chief Compliance Officer	July 29, 2015

*/s/ Mark Painter
	Mark Painter	Vice President	July 29, 2015

*/s/ Christopher Pike
	Christopher Pike	Vice President	July 29, 2015

*/s/ Robin Ann Ferracone
	Robin Ann Ferracone	Trustee	July 29, 2015

*/s/ Stanley R. Perla
	Stanley R. Perla	Trustee	July 29, 2015

*By:	/s/ Peter M. Fass
Peter M. Fass
	Attorney-In-Fact		July 29, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(k)(3)(2)	Form of Transfer Agency Fee Waiver Letter Agreement.
(k)(5)	Form of Amended and Restated Expense Limitation Agreement.
(l)(2)	Consent of Proskauer Rose LLP.
(n)	Consent of Registrant’s independent registered public account firm .